UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

July 31, 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Edie Kurniawan

----------------------------------------------------

Edie Kurniawan

SVP Corporate Secretary

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of June 30, 2026 and for the six months period then ended

(unaudited)

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026 AND FOR THE SIX MONTHS PERIOD THEN ENDED

(UNAUDITED)

Statement of the Directors

Regarding the Directors’ Responsibility for

Consolidated Financial Statements

As of June 30, 2026 and for the six-month period then ended

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Directors, we the undersigned:

1.	Name	:	Dian Siswarini
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Tebet Utara II C/18 RT 004 RW 001
Kelurahan Tebet Timur, Kecamatan Tebet, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Arthur Angelo Syailendra
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Jenderal Sudirman Kav. 59 RT 004 RW 003
Kelurahan Senayan Kecamatan Kebayoran Baru, Jakarta Selatan
	Phone	:	(022) 452 7201/ (021) 520 9824
	Position	:	Director of Finance and Risk Management

hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statements of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of June 30, 2026 and for the six-month period then ended.

2.

The Company and its subsidiaries’ consolidated financial statements as of June 30, 2026 and for the six-month period then ended have been prepared and presented in accordance with Indonesian Financial Accounting Standards.

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statements.

4.	The Company and its subsidiaries’ consolidated financial statements do not contain false material information or facts, nor do they omit any material information or facts.

5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, July 31, 2026

for and behalf of

PT Telkom Indonesia (Persero) Tbk.

/s/ Dian Siswarini Dian Siswarini President Director	/s/ Arthur Angelo Syailendra Arthur Angelo Syailendra Director of Finance and Risk Management

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2026 (unaudited) and December 31, 2025 (audited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	June 30, 2026	December 31, 2025
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,32,37	54,579	34,228
Other current financial assets	4,32,37	2,008	1,420
Trade receivables - net allowance for expected credit losses
Related parties	5,32,37	1,945	2,040
Third parties	5,37	9,829	9,183
Contract assets	6,32	2,496	2,290
Inventories	7	788	901
Contract costs	9	832	932
Claim for tax refund and prepaid taxes	27	2,445	1,979
Asset held for sale	1e	-	751
Other current assets	8,32	6,010	8,042
Total Current Assets		80,932	61,766

NON-CURRENT ASSETS
Contract assets	6,32	127	109
Long-term investments	10,37	6,737	7,387
Contract costs	9	1,452	1,370
Property and equipment	11,32,35a	161,643	165,453
Right-of-use assets	12a	28,858	27,961
Intangible assets	14	9,002	9,237
Deferred tax assets	27f	7,986	6,603
Other non-current assets	13,27,32	6,350	7,873
Total Non-current Assets		222,155	225,993
TOTAL ASSETS		303,087	287,759

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	15,32,37	463	571
Third parties	15,37	12,881	15,613
Contract liabilities	17a,32	8,255	7,970
Other payables	37	24,886	648
Taxes payable	27c	4,317	2,025
Accrued expenses	16,32,37	15,024	14,867
Customer deposits	32	1,584	1,523
Short-term bank loans	18,32,37	8,816	6,929
Current maturities of long-term loans	19,32,37	20,477	17,746
Current maturities of lease liabilities	12a,37	5,655	5,590
Liabilities directly associated with the assets held for sale	1e	-	466
Total Current Liabilities		102,358	73,948

NON-CURRENT LIABILITIES
Deferred tax liabilities	27f	2,494	1,233
Contract liabilities	17b,32	2,854	2,851
Long service award provisions	31	1,356	1,308
Pension benefits and other post-employment
benefits obligations	30	12,855	12,996
Long-term loans	19,32,37	27,622	26,099
Lease liabilities	12a,37	18,315	18,547
Other non-current liabilities		385	240
Total Non-current Liabilities		65,881	63,274
TOTAL LIABILITIES		168,239	137,222

EQUITY
Capital stock	21	4,953	4,953
Additional paid-in capital		2,321	2,310
Treasury stock	1c	(1,510)	(30)
Other equity	22	10,754	10,259
Retained earnings
Appropriated	29	15,337	15,337
Unappropriated		86,478	97,856
Net equity attributable to:
Owners of the parent company		118,333	130,685
Non-controlling interests	20	16,515	19,852
TOTAL EQUITY		134,848	150,537
TOTAL LIABILITIES AND EQUITY		303,087	287,759

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Six Months Period Ended June 30, 2026 and 2025 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2026	2025
REVENUES	23,33	75,878	73,004

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	25,32	(21,474)	(19,760)
Depreciation and amortization expenses	11,12a,14,2z.iii	(17,203)	(16,818)
Personnel expenses	24	(7,721)	(8,075)
Interconnection expenses	32	(3,788)	(4,195)
General and administrative expenses	26,32	(3,666)	(3,342)
Marketing expenses	32	(1,765)	(1,531)
Unrealized loss on changes in fair value of investments	10	(335)	(276)
Other income (expense) - net		(75)	243
Gain on foreign exchange - net		282	31

OPERATING PROFIT		20,133	19,281

Finance income - net	32	745	887
Finance cost	32	(2,079)	(2,647)
Share of loss of long-term investment in associates		(1)	(4)

PROFIT BEFORE INCOME TAX		18,798	17,517

INCOME TAX (EXPENSE) BENEFIT	27d
Current		(4,732)	(4,122)
Deferred	2z.iii	140	229
		(4,592)	(3,893)

PROFIT FOR THE PERIOD		14,206	13,624

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to
profit or loss in subsequent periods:
Foreign currency translation	22	495	128
Other comprehensive income not to be reclassified to
profit or loss in subsequent periods:
Defined benefit actuarial loss - net	30	(2)	(4)
Other comprehensive income - net		493	124

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		14,699	13,748

Profit for the period attributable to:
Owners of the parent company		10,623	10,473
Non-controlling interests	20	3,583	3,151
		14,206	13,624
Total comprehensive income for the period attributable to:
Owners of the parent company		11,116	10,597
Non-controlling interests		3,583	3,151
		14,699	13,748
BASIC EARNINGS PER SHARE
(in full amount)	28
Profit per share		107.50	105.72
Profit per ADS (100 Series B shares per ADS)		10,750.30	10,572.14

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Period Ended June 30, 2026 and 2025 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
			Additional						Non-
		Capital	paid-in	Treasury	Other				controlling	Total
Description	Notes	stock	capital	stock	equity	Appropriated	Unappropriated	Net	interests	equity
Balance, January 1, 2026		4,953	2,310	(30)	10,259	15,337	97,856	130,685	19,852	150,537
Changes in non-controlling interest		-	11	-	-	-	-	11	(6)	5
Cash dividend		-	-	-	-	-	(21,999)	(21,999)	(6,566)	(28,565)
Treasury stock	1c	-	-	(1,480)	-	-	-	(1,480)	(348)	(1,828)
Profit for the period	20	-	-	-	-	-	10,623	10,623	3,583	14,206
Other comprehensive income (loss) - net		-	-	-	495	-	(2)	493	-	493
Balance, June 30, 2026		4,953	2,321	(1,510)	10,754	15,337	86,478	118,333	16,515	134,848

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Six Months Period Ended June 30, 2026 and 2025 (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
						Retained earnings
			Additional						Non-
		Capital	paid-in	Treasury	Other				controlling	Total
Description	Notes	stock	capital	stock	equity	Appropriated	Unappropriated	Net	interests	equity
Balance, January 1, 2025		4,953	2,310	-	9,898	15,337	101,310	133,808	20,396	154,204
Changes in non-controlling interest		-	-	-	-	-	-	-	15	15
Cash dividend	29	-	-	-	-	-	(21,047)	(21,047)	(7,341)	(28,388)
Treasury stock	1c	-	-	(5)	-	-	-	(5)	-	(5)
Profit for the period	20	-	-	-	-	-	10,473	10,473	3,151	13,624
Other comprehensive income (loss) - net		-	-	-	128	-	(4)	124	-	124
Balance, June 30, 2025		4,953	2,310	(5)	10,026	15,337	90,732	123,353	16,221	139,574

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

	Notes	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		74,223	71,204
Cash receipts from interests		731	908
Cash receipts from tax refund		268	935
Cash payments for expenses		(23,951)	(22,936)
Cash payments to employees		(9,821)	(8,286)
Cash payments for corporate and final income taxes		(3,383)	(4,466)
Cash payments for finance costs		(2,092)	(2,647)
Cash payments for short-term and low-value lease assets	12a	(1,748)	(1,750)
Cash (receipts from) payments for value added taxes - net		903	(899)
Cash (payments) receipts from others - net		(268)	510

Net cash provided by operating activities		34,862	32,573

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from divestment of subsidiaries	1e	855	-
Proceeds from the disposal of long-term investments in
financial instrument	10	314	890
Proceeds from disposal of asset	11	62	1
Proceeds from insurance claims	11	3	114
Purchase of property and equipment	11,39	(9,879)	(9,915)
Purchase of intangible assets	14,39	(1,489)	(1,632)
Placement in other current financial assets - net		(588)	(181)
Payment for advance and other assets		(111)	(528)
Addition of long-term investment in financial instrument		-	(209)

Net cash used in investing activities		(10,833)	(11,460)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	18,19	34,080	39,689
Repayments of loans and other borrowings	18,19	(27,964)	(31,686)
Repayments of principal portion of lease liabilities	39	(4,338)	(3,648)
Cash dividend paid to the Company's non-controlling interests of subsidiaries		(4,307)	(5,223)
Shares buyback	1c	(1,480)	(5)
Shares buyback of subsidiary	1e	(348)	-
Cash dividend paid to the Company's stakeholder	21	-	(21,047)

Net cash used in financing activities		(4,357)	(21,920)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		19,672	(807)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		680	88

ALLOWANCE FOR EXPECTED CREDIT LOSSES		(1)	(1)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	3	34,228	33,905

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	3	54,579	33,185

The accompanying notes form an integral part of these consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was  originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

Pursuant to Government Regulation No. 25 of 1991, the Company’s status was changed to a state-owned limited liability company (“Persero”). The ultimate parent entity of the Company is the Government of the Republic of Indonesia (the “Government”).

On March 22, 2025, based on Government Regulations No. 15 and No. 16 of 2025, the Company became a subsidiary of PT Danantara Asset Management (“DAM”), with the Government remaining as the Company’s ultimate parent entity (Note 21).

The Company was established based on Notarial Deed of Imas Fatimah, S.H., No. 128 dated September 24, 1991. The deed of establishment was approved by the Ministry of Justice of  the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated  November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association had been amended several times, with the latest amendments made is in relation with adjustments of the Company’s Articles of Association clauses to the provisions of Law No.16/2025 on the Fourth Amendment to Law No. 19/2023 on state-owned enterprises.

‘

Amendments to the Company’s Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn., No. 07 dated January 6, 2026 has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter  No. AHU-01.03-0033590 Year of 2026 dated February 5, 2026 concerning the Acceptance of Notification Approval of Amendment to the Articles of Association of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of the Company’s activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. To achieve these objectives, the Company is involved in the following activities:

i.	Main business:
(a)	Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with the prevailing laws and regulations;
(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with the prevailing laws and regulations;
(c)	Investing, including in the form of equity contribution in other companies, in line with and to achieve the purposes and objectives of the Company.

ii.	Supporting business:
(a)	Providing payment transactions and money transfer services through telecommunications and information networks;
(b)	Performing other activities and undertakings in connection with the optimization of the Company's resources, which includes the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repair and maintenance facilities;
(c)	Collaborating with other parties in order to optimize the information and communication or technology resources owned by other service provider in information, communication and technology industry to achieve the purposes and objectives of the Company.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company is domiciled and headquartered in Bandung, West Java, located at Jalan Japati  No.1, Bandung.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time, given that the Company complies with the prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Minister of Communication and Digital Affairs (“MoCD”), previously Minister of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), replacing the previously known as Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise of several information, such as network development progress, service quality standard achievement, number of customers, license payment, and universal service contribution. Meanwhile, for internet telephone services for public purpose, internet interconnection service, and internet access service, additional information is required, such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

Grant date/latest
License	License No.	Type of service	renewal date
License to operate internet	127/KEP/DJPPI/	Internet telephone	March 30, 2016
telephone services for	KOMINFO/3/2016	services for public
public purpose		purpose
License to operate internet	2176/KEP/M.KOMINFO/	Internet service	December 30, 2016
service provider	12/2016	provider
License to operate content	1040/KEP/M.KOMINFO/	Content service	May 16, 2017
service provider	16/2017	provider
License for the	1004/KEP/M.KOMINFO/	Internet interconnection	December 26, 2018
implementation of internet	2018	services
interconnection services
License to operate data	046/KEP/M.KOMINFO/	Data communication	August 3, 2020
communication system	02/2020	system services
services
License of electronic	Bank Indonesia License	Electronic money and	July 1, 2021
money issuer and money	23/587/DKSP/Srt/B	money transfer service
transfer
License to operate fixed	073/KEP/M.KOMINFO/	Fixed network long	August 23, 2021
network long distance	02/2021	distance direct line
direct line
License to operate fixed	082/KEP/M.KOMINFO/	Fixed international	October 8, 2021
international network	02/2021	network
License to operate fixed	094/KEP/M.KOMINFO/	Fixed closed network	December 9, 2021
closed network	02/2021
License to operate circuit	095/KEP/M.KOMINFO/	Circuit switched-based	December 9, 2021
switched-based local	02/2021	and packet
fixed line network		switched-based
local fixed line
network

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Board of Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.	Boards of Commissioners and Directors

Based on the resolutions made at Annual General Meeting (“AGM”) of Stockholders of the Company as covered by Notarial Deed of Titik Krisna Murti Wikaningsih, S.H., M.Kn., No. 03 dated July 3, 2026, and Extraordinary General Meeting (“EGM”) of Stockholders of the Company as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 97 dated  December 23, 2025, the composition of the Company’s Boards of Commissioners and Directors as of June 30, 2026 and December 31, 2025, respectively, were as follows:

	June 30, 2026	December 31, 2025
President Commissioner	Angga Raka Prabowo	Angga Raka Prabowo
Independent Commissioner	Rofikoh Rokhim	Rofikoh Rokhim
Independent Commissioner	Ira Noviarti	Ira Noviarti
Independent Commissioner	Deswandhy Agusman	Deswandhy Agusman
Independent Commissioner	Anthony Leong	-
Commissioner	Ossy Dermawan	Ossy Dermawan
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Edwin Hidayat Abdullah	Rionald Silaban
Commissioner	-	Silmy Karim
President Director	Dian Siswarini	Dian Siswarini
Director of Enterprise & Business Service	Veranita Yosephine	Veranita Yosephine
Director of Human Capital Management	Willy Saelan	Willy Saelan
Director of IT Digital	Faizal Rochmad Djoemadi	Faizal Rochmad Djoemadi
Director of Finance and Risk Management	Arthur Angelo Syailendra	Arthur Angelo Syailendra
Director of Legal & Compliance	Andy Kelana	Andy Kelana
Director of Network	Nanang Hendarno	Nanang Hendarno
Director of Strategic Business Development & Portfolio	Seno Soemadji	Seno Soemadji
Director of Wholesale & International Service	Budi Satria Dharma Purba	Budi Satria Dharma Purba

ii.	Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit  as of June 30, 2026 and December 31, 2025, respectively, were as follows:

	June 30, 2026	December 31, 2025
Chairman	Deswandhy Agusman	Deswandhy Agusman
Member	Ira Noviarti	Ira Noviarti
Member	Rofikoh Rokhim	Rofikoh Rokhim
Member	Anthony Leong	-
Member	Achmad Taufik	Achmad Taufik
Member	Irhoan Tanudiredja	Irhoan Tanudiredja
Corporate Secretary*	Edie Kurniawan	Jati Widagdo
Internal Audit	Afdol Muftiasa	Mohamad Ramzy

*

Based on Notification Letter of the Director of Legal & Compliance No. Tel.07/LP 000/COP-B0000000/2026 addressed to the Indonesian Financial Services Authority regarding the change in the Company’s Corporate Secretary, effective June 23, 2026, Mr. Jati Widagdo ceased to serve as the Company’s Corporate Secretary, and Mr. Edie Kurniawan was appointed as the Interim Corporate Secretary. Subsequently, based on Notification Letter of the Director of Legal & Compliance No. Tel.08/LP 000/COP-B0000000/2026, Mr. Edie Kurniawan was appointed as Corporate Secretary, effective July 1, 2026

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	The Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

iii.	Employees

As of June 30, 2026 and December 31, 2025, the Company and its subsidiaries (collectively referred to as “the Group”) had 17,438 employees and 19,082 employees (unaudited), respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, Government distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the  issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company.  The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or  11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

Based on the results of the Company's AGM Stockholders as stated in the Notarial Deed of  A. Partomuan Pohan, S.H., LLM., No. 26 dated July 30, 2004, the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the EGM held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

During the period of December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company had sold all such shares.

At the AGM held on April 19, 2013 as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 38 dated April 19, 2013, the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by Notarial Deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increased from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company has changed the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares. Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, as covered by Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 35 dated May 15, 2018, the stockholders approved the changes of the Company’s plan on the transfer of shares from the repurchase through the withdrawal of 1,737,779,800 shares of treasury stock, by reducing the issued and paid-up capital from the initial amount of Rp5,040 billion into amount of Rp4,953 billion. Thus, in order to comply with the provisions of Article 33  UU No. 40 of 2007 concerning Limited Liability Companies, the AGM approved the reduction of the Company's authorized capital from the original Rp20,000 billion to Rp19,500 billion, so the Company's total authorized share capital became 1 Series A Dwiwarna and 389,999,999 Series B shares.

Based on Notarial Deed of Ashoya Ratam, S.H., M.Kn., No. 52, dated May 27, 2025, AGM of Stockholders agreed Company’s share buyback with a maximum amount of Rp3,000 billion. Furthermore, based on Notarial Deed of Titik Krisna Murti Wikaningsih Hastuti, S.H., M.Kn., No. 10 dated 8 June 2026, AGM of Stockholders approved an additional share buyback program with a maximum funding allocation of Rp4,000 billion. Until June 30, 2026, the Company has conducted share buyback amounting 481,275,800 shares or equivalent to Rp1,510 billions (Note 21).

As of June 30, 2026, all of the Company’s Series B shares are listed on the IDX and 62,240,187.80 ADS or equivalent to 6,224,018,780 Series B shares are listed on the NYSE (Note 21).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with nominal of Rp2,200 billion for Series A with a seven-year period, Rp2,100 billion for Series B with a ten-year period, Rp1,200 billion for Series C with a fifteen-year period, and Rp1,500 billion for Series D with a thirty-year period, all of which are listed on the IDX (Note 19a).

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of June 30, 2026 and December 31, 2025, the Company has consolidated the financial statements of all subsidiaries, both directly and indirectly owned, as follows (Notes 2b and 2d):

i.	Direct subsidiaries:
					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	June 30,	December 31,	June 30,	December 31,
Subsidiary	Nature of business	commencement	2026	2025	2026	2025
PT Telekomunikasi	Mobile	1995	70	70	110,705	114,627
Selular	telecommunication,
(“Telkomsel”)	fixed broadband,
	network service, and
	internet protocol
	television ("IPTV")

PT Dayamitra	Leasing of towers	1995	72	72	60,106	58,350
Telekomunikasi Tbk.	and digital support
(“Mitratel”)	services for mobile
	infrastructure

PT Telkom	Network	2024	100	100	48,809	3,944
Infrastruktur	telecommunication
Indonesia	and information
(“TIF”)	services

PT Telekomunikasi	International	1995	100	100	20,476	19,540
Indonesia	telecommunication
International	and information
(“Telin”)	services

PT Multimedia	Network	1998	100	100	17,576	17,287
Nusantara	telecommunication
(“Metra”)	services and
	multimedia

PT Telkom Data	Data center	1996	100	100	10,025	9,924
Ekosistem
(“TDE”)

PT Telkom Satelit	Telecommunication -	1996	100	100	7,902	8,245
Indonesia	provides satellite
(“Telkomsat”)	communication
	system and its
	related services

PT Graha Sarana Duta	Developer, trade, service	1982	100	100	5,183	5,197
("GSD")	and transportation

PT Sigma Cipta	Hardware and software	1988	100	100	4,992	5,416
Caraka	computer consultation
(“Sigma”)	service

PT Telkom Akses	Construction, service	2013	100	100	3,601	4,244
(“Telkom Akses”)	and trade in the field
	of telecommunication

PT Metra-Net	Multimedia portal service	2009	100	100	2,353	1,883
(“Metra-Net”)

PT Infrastruktur	Developer service and	2014	100	100	1,115	1,226
Telekomunikasi	trading in the field
Indonesia	of telecommunication
(“Telkom Infra”)

PT PINS Indonesia	Trade in telecommunication	1995	100	100	481	550
(“PINS”)	devices

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network	operations on
Internasional	Access Point ("NAP"),	January 13,
(“Napsindo”)	Voice Over Data	2006
	("VOD") and other
	related services

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

All direct subsidiaries are domiciled in Indonesia.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries:

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	June 30,	December 31,	June 30,	December 31,
Subsidiary	Nature of business	commencement	2026	2025	2026	2025
PT Metra Digital	Trading, information	2013	100	100	9,057	9,054
Investama Ventura	and multimedia
(“MDI”)	technology,
	entertainment
	and investment
	services

Telekomunikasi	Telecommunication	2008	100	100	7,844	7,102
Indonesia	and related
International Pte. Ltd.	services
("Telin Singapore"),
domiciled in
Singapore

Telekomunikasi	Investment	2010	100	100	4,154	3,530
Indonesia	holding and
International Ltd.	telecommunication
("Telin Hong Kong"),	services
domiciled in
Hong Kong

NeutraDC	Data center	2024	100	100	2,605	2,379
Singapore Pte. Ltd.
(“NeutraDC Singapore”)
domiciled in
Singapore

PT Teknologi Data	Telecommunication	2013	60	60	2,384	2,261
Infrastruktur	service and
(“TDI”)	data center

PT Telkom Landmark	Property development	2012	55	55	2,239	2,148
Tower	and management
(“TLT”)	services
	directory

PT Nuon Digital	Digital content	2010	100	100	2,124	1,412
Indonesia	exchange hub
(“Nuon”)	services

PT Infomedia	Information provider	1984	100	100	2,085	1,979
Nusantara	services, contact
(“Infomedia”)	center and content

PT Persada Sokka	Leasing of towers	2008	100	100	1,644	1,753
Tama	and other
("PST")	telecommunication
	services

PT Finnet Indonesia	Information	2006	60	60	1,493	1,450
(“Finnet”)	technology
	services

Telekomunikasi	Telecommunication	2012	100	100	1,316	1,297
Indonesia	networks, mobile,
International (TL) S.A.	internet, and
("Telkomcel"),	data services
domiciled in
Timor Leste

PT Telkomsel Mitra	Business	2019	100	100	1,002	1,014
Inovasi	management
(“TMI”)	consulting and
	investment
	services

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	June 30,	December 31,	June 30,	December 31,
Subsidiary	Nature of business	commencement	2026	2025	2026	2025
PT Metra Digital	Telecommunication	2013	100	100	994	859
Media	information and
(“MD Media”)	other information
	services

Telekomunikasi	Telecommunication	2014	100	100	524	392
Indonesia	and information
International (USA) Inc.	services
(“Telin USA”),
domiciled in USA

PT Digital Aplikasi	Communication	2014	100	100	476	507
Solusi	system services
("Digiserve")

PT Swadharma	Cash replenishment	2001	51	51	405	388
Sarana Informatika	services and
(“SSI”)	Automated Teller
	Machines ("ATM")
	maintenance

PT Ultra Mandiri	Telecommunication	2019	100	100	377	430
Telekomunikasi	network infrastructure
("UMT")	services

PT Collega Inti	Trading and services	2001	70	70	291	195
Pratama
("CIP")

PT Nusantara Sukses	Service and trading	2014	100	100	289	286
Investasi
(“NSI”)

PT Graha Yasa	Tourism and	2012	51	51	277	261
Selaras	hospitality services
(”GYS”)

PT Telkomsel	Business management	2021	100	100	262	304
Ekosistem Digital	consulting services
("TED")	and investment
	and/or investment
	in other companies

PT Metra TV	Subscription	2013	100	100	252	255
(“Metra TV”)	broadcasting
	services

TS Global	Satellite services	1996	70	70	227	210
Network Sdn. Bhd.
(“TSGN”),
domiciled in Malaysia

PT Nutech Integrasi	System integrator	2001	60	60	178	244
(“Nutech”)	service

PT Graha Telkomsigma	Management and	1999	100	100	164	163
("GTS")	consultation
	services

Telekomunikasi	Telecommunication	2013	70	70	160	152
Indonesia International	and information
(Malaysia) Sdn. Bhd.	services
(”Telin Malaysia”),
domiciled in Malaysia

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):
					Total assets before
		Start year of	Percentage of ownership*		elimination
		operation	June 30,	December 31,	June 30,	December 31,
Subsidiary	Nature of business	commencement	2026	2025	2026	2025
PT Media Nusantara	Consultation services	2012	55	55	129	128
Data Global	of hardware, software,
("MNDG")**	data center, and
	internet exchange

Telekomunikasi	Telecommunication	2013	100	100	69	58
Indonesia	and information
International	services
(Australia) Pty. Ltd.
(“Telin Australia”),
domiciled in
Australia

PT Pojok Celebes	Travel agent services	2008	100	100	34	52
Mandiri
("PCM")***

PT Metraplasa	Network and	2012; ceased	60	60	28	28
(“Metraplasa”)	e-commerce	operations on
	services	October, 2020

* Percentage of ownership amounting to 99.99% is presented into rounding of 100%.

**As of May 25, 2026, MNDG was declared bankrupt pursuant to Decision No. 370/Pdt.Sus-PKPU/2025/PN.Niaga.Jkt.Pst.

***Based on Notarial Deed of Utiek R.Abdurachman, S.H., MLI., MKn., No. 56 dated June 22, 2026, the Shareholders of PCM decided to approve the dissolution and liquidation process.

Other than those specifically stated, indirect subsidiaries are domiciled in Indonesia.

e.	Other important information

i.	Mitratel

Share buyback

On July 18, 2025, Mitratel announced the plan to share buyback owned by the public, with a maximum number of 4.12% of Mitratel’s issued and fully paid shares. The share buyback period is 12 (twelve) months starting from August 26, 2025, to August 25, 2026. As of  June 30, 2026 and December 31, 2025, Mitratel has conducted share buyback amounting to 600,508,200  shares and 131.491.800 shares, or equivalent to Rp348 billion and Rp79 billion, respectively.

Merger

Based on the EGM of Stockholders as covered by Notarial Deed of  Mala Mukti, S.H., LL.M., No. 150 dated June 30, 2026, Mitratel obtained stockholder’s approval for the proposed merger of PST and UMT into the Mitratel.

As the merger became effective after the reporting date, it did not affect the amounts presented in the consolidated financial statements as of June 30, 2026.

ii.	TDI

Based on Notarial Deed of Jimmy Tanal, S.H., M.Kn., No 238 dated December 22, 2025, the shareholders of TDI approved the issuance of 7,315,000 new shares. Of these, TDE acquired 4,620,000 shares or amounting to Rp462 billion and Nxera ID Pte.Ltd. acquired 2,695,000 shares or amounting to Rp270 billion.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Other important information (continued)

iii.	Ad Medika and its subsidiary

Based on Notarial Deed of Utiek Rochmuljati Abdurachman, S.H., MLI., MKn., No. 02 and  No. 03 dated June 2, 2026, Metra has completed the divestment of its entire ownership in Ad Medika to Global Assistance & Healthcare Singapore Pte. Ltd. Upon the effective completion of this transaction, Ad Medika is no longer consolidated in the Group's consolidated financial statements as of the effective date of the transfer of control.

Summary of the Ad Medika disposal transaction is as follows:

Rp (billion)
Consideration received from the disposal of Ad Medika	857
Carrying amount of net assets disposed of	(307)
Gain on disposal of a subsidiary	550

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Directors of the Company on July 31, 2026.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION

The Group consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards which includes Statements of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and Interpretations of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) published by the Financial Accounting Standards Board of the Institute of Indonesian Chartered Accountants (Dewan Standar Akuntansi Keuangan Ikatan Akuntan Indonesia or “DSAK IAI”) and Regulation No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of the consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

The reporting currency in the consolidated financial statements is the Indonesian Rupiah (“Rp”) which is also the functional currency of the Group, except for subsidiaries whose functional currencies are the U.S. Dollar, Australian Dollar, Singapore Dollar, and Malaysian Ringgit.

Figures in the consolidated financial statements containing values under Rp1 billion and US$1 million are presented with zero.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

a.	Basis of preparation of the consolidated financial statements (continued)

New accounting standards

On January 1, 2026, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendment PSAK 109: Financial Instruments and PSAK 107: Financial Instruments: Disclosures;
ii.	PSAK 338 (Revised 2025): Business Combination of Entities Under Common Control.

Accounting standards issued but not yet effective

Effective January 1, 2027:

PSAK 118: Presentation and Disclosures in Financial Statement

DSAK IAI has issued PSAK 118: Presentation and Disclosures in Financial Statements, which supersedes PSAK 201: Presentation of Financial Statements. PSAK 118 introduces requirements for the presentation of key subtotals, including operating profit or loss, profit or loss before financing and income taxes, and net profit or loss. In addition, PSAK 118 requires that income and expenses be classified into the following categories: operating, investing, and financing, along with income taxes and discontinued operations.

PSAK 118 also addresses the disclosure of Management-defined Performance Measures (“MPM”), which are intended to communicate management’s perspective on the entity’s overall financial performance. The standard elaborates on the role of the primary financial statements and the notes to the financial statements, and sets out principles and requirements related to the aggregation and disaggregation of information. These principles apply both to the presentation within the financial statements and to the disclosures. The Group is currently assessing the potential impact of PSAK 118 on its consolidated financial statements.

PSAK 119: Subsidiaries Without Public Accountability: Disclosures

The Indonesian Financial Accounting Standards Board (DSAK IAI) has issued PSAK 119: Subsidiaries Without Public Accountability: Disclosures. PSAK 119 sets out disclosure requirements that may be applied by an entity as an alternative to the disclosure requirements in other PSAKs. An entity may elect to apply this Standard in its consolidated, separate, or individual financial statements if, and only if, at the end of the reporting period, the entity is a subsidiary without public accountability whose parent prepares consolidated financial statements that are available to the public and comply with Indonesian Financial Accounting Standards (SAK). This amendment is not expected to have a material impact on the consolidated financial statements.  In November 2025, DSAK IAI issued amendments to PSAK 119. The amendments to PSAK 119 include:

i.	removal of application in separate financial statements by intermediate parent entities;
ii.	removal of disclosure objectives related to financing, suppliers, shortages, or overages, Pillar Two model, classification and measurement of financial instruments, as well as long term loabilities with covenants;
iii.	reduction of disclosure requirments related to supplier finance arrangements;
iv.	removal of material that is guidance based and not disclosure requirements; and
v.	replacement of management defined performance measure disclosures with a cross reference to PSAK 118.

These amendments are not expected to have material impact on the consolidated financial statements.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

a.	Basis of preparation of the consolidated financial statements (continued)

Accounting standards issued but not yet effective (continued)

Effective January 1, 2027 (continued):

These amendments clarify the translation method when the presentation currency is the currency of a hyperinflationary economy, while the functional currency is the currency of a non-hyperinflationary economy. The amendments also prescribe the accounting treatment when an entity's presentation currency ceases to be the currency of a hyperinflationary economy. In addition, the amendments specify the accounting requirements when both the functional currency and the presentation currency are currencies of hyperinflationary economies (including different hyperinflationary economies), and the entity translates the results and financial position of its foreign operations whose functional currency is that of a non-hyperinflationary economy. The amendments also introduce additional disclosure requirements arising from the changes in the translation method.

The amendments are not expected to have a material impact on the consolidated financial statements.

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and  the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	the contractual arrangement with the other vote holders of the investee;
ii.	rights arising from other contractual arrangements; and
iii.	the Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of financial position and the consolidated statements of profit or loss and other comprehensive income from the date the Group gains financial control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

b.	Principles of consolidation (continued)

All intra-Group assets and liabilities, equity, revenue and expenses, and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

i.	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
ii.	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
iii.	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
iv.	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
v.	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter No. KEP-347/BL/2012. The party which is considered a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing, and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The measurement basis is selected on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, which represents the excess of the aggregate consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the acquired net assets exceeds the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

d.	Business combinations and goodwill (continued)

Any contingent consideration, to be transferred by the acquired will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of PSAK 109, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with PSAK 109. Other contingent consideration that is not within the scope of PSAK 109 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 338: Business Combination of Entities Under Common Control, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statements of financial position.

At the initial application of PSAK 338, all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statements of financial position.

e.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Time deposits with maturities of more than three months but not more than one year are  presented as part of “Other current financial assets” in the consolidated statements of financial position.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

f.	Inventories

Inventories consist of Subscriber Identification Module ("SIM") cards, and prepaid vouchers which are expensed upon sale.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses  of inventories are recognized as an expense in the period in which the write-down or loss occurs.  The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

g.	Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method. Prepaid expenses are presented in the consolidated statements of financial position as part of other current assets and other non-current assets.

h.	Non-current assets held for sale

Assets (or disposal groups) are classified as assets held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use, and the sale is highly probable. These assets are measured at the lower of their carrying amount and fair value less costs to sell.

An asset (or disposal group) is considered available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and its sale must be highly probable.

The assests (or disposal groups) classified as held for sale are presentes separately from the other assets in the conslidated statements of financial position. The liabilities of disposal group classified as held for sale are presented separately from the other liabilities in the consolidated statements of financial position.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

i.	Intangible assets

Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses (if any). Intangible assets are amortized over their estimated useful lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of the reporting period. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill, are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	3-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

j.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, (if any).

The cost of an item of property and equipment includes: (a) purchase price; (b) any costs directly attributable to bringing the asset to its location and condition; and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	10-50
Leasehold improvements	3-10
Switching equipment	3-15
Telegraph, telex, and data communication equipment	15
Transmission installation and equipment	3-40
Satellite, earth station, and equipment	4-20
Cable network	3-25
Drop Cable	5
Power supply	4-25
Data processing equipment	4-20
Other telecommunication peripherals	3-5
Office equipment	2-5
Vehicles	4-8
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

j.	Property and equipment (continued)

The depreciation method, useful life, and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received, nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statements of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware cannot be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and improvements are capitalized to related property and equipment account.

The Group recognizes the cost of replacing part of a property and equipment in the carrying amount of the property and equipment, and derecognizes the carrying amount of the replaced part of the asset.

Property under construction is stated at cost less impairment (if any), until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period and until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed, and the asset is ready for its intended use or sale.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

k.	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

The Group has made use of the package of practical expedients available within PSAK 116, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term leases;
●	the exemption of initial direct costs for the measurement of the right-of-use asset (“ROU”) as short-term leases;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not separating non-lease components from lease components, and instead, account for both as a single lease component; and
●	not recognizing a lease liability and a ROU asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when it is new).

The Group applies the definition of a lease and related guidance set out in PSAK 116 to all lease contracts.

i.	The Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Land rights	1-33
Buildings	1-30
Transmission installation and equipment	1-25
Vehicles	1-6
Others	1-6

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

k.	Leases (continued)

i.	The Group as lessee (continued)

If ownership of the ROU asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated  useful life of the asset. The ROU assets are subject to impairment in accordance with  PSAK 236: Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments, or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 116 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

ii.	The Group as lessor

Under PSAK 116, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance leases, otherwise it will be classified as operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease includes fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

k.	Leases (continued)

ii.	The Group as lessor (continued)

As required by PSAK 109, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other receivables” (Note 8).

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the consolidated statements of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 115 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as revenue from lessor transactions (Note 2o).

l.	Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

m.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

n.	Foreign currency translations

Transactions in foreign currencies are translated into Indonesian Rupiah at the Reuters’ mid rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	June 30, 2026		December 31, 2025
	Buy	Sell	Buy	Sell
British Pound (“GBP”) 1	23,654	23,674	22,386	22,401
United States Dollar (“US$”) 1	17,876	17,886	16,672	16,681
Australian Dollar (“AU$”) 1	12,305	12,316	11,136	11,149
Singapore Dollar (“SGD”) 1	13,804	13,819	12,960	12,969
New Taiwan Dollar (“TWD”) 1	561.10	561.94	530.38	531.21
Euro (“EUR”) 1	20,367	20,380	19,541	19,556
Japanese Yen ("JPY") 1	110.13	110.22	106.45	106.52
Malaysian Ringgit ("MYR") 1	4,378	4,387	4,101	4,111
Hong Kong Dollar (“HKD”) 1	2,279	2,281	2,142	2,143
Myanmar Kyat (“MMK”) 1	8.49	8.54	7.91	7.97

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2i).

o.	Revenue and expense recognition

Revenue from contract with customers

PSAK 115 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfill a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Data, Internet and IT Service

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers. Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods and/or services are delivered to customers or the installation takes place. Revenue from computer software development service is recognized using the percentage-of completion method.

For services sold in bundled plan/solution, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans/solution sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	IndiHome

Revenues from IndiHome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. The Group applies terms and conditions that requires the customer to pay substantive early termination penalty if the customer’s contract is ended at the customer’s request and/or fault within the first 12 months after the service is activated. After the initial 12-month period, the customer can decide to stop subscribing in accordance with the applicable terms and conditions without incurring any penalties. In accordance with PSAK 115, the contract period is 12 months, which is then followed by a monthly contract.

All IndiHome services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers are required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected customer life. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Interconnection

Revenue from interconnection is mainly comprises of interconnections service or other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call), calls between other telecommunications carriers’ subscribers through the Group’s network (transit), and network service with other telecommunications carriers. All of these services are recognized based on the output method using the basis of the actual recorded traffic for the month.

iv.	SMS, Fixed and Cellular Voice

Services are offered on postpaid or prepaid basis. For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top-up vouchers are initially recognized as contract liabilities. The Group recognizes contract assets for the services from postpaid customers that have not been billed.

Those services revenues are recognized based on output method, either per actual usage or allowance unit used (if the services are sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of the product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iv.	SMS, Fixed and Cellular Voice (continued)

The consideration that is received is allocated between the telecommunication services sold and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed, expired, or when the program is terminated.

v.	Network and Other Telecommunication Services

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered. Revenues from other telecommunications equipments or services are recognized when other telecommunications equipments or services are rendered to customers.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Refer to accounting policies on impairment of financial assets in section 2.r.i. Financial instruments - initial recognition and subsequent measurement.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining and cost of fulfilling contract

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the consolidated statements of financial position as contract costs. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

At the end of each reporting year, the Group evaluates whether there is an indication that capitalized contract costs may be impaired. An impairment exists when the carrying amount of the contract costs exceeds the amount expected to be received in exchange for goods and services. When impairment exists, an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

o.	Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statements of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

p.	Employee benefits

i.	Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.	Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plan are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

p.	Employee benefits (continued)

ii.	Post-employment benefit plans and other long-term employee benefits (continued)

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part, or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “personnel expenses” as they become payable.

The Group attributed benefits under the defined benefit plan’s benefit formula to periods of service from the date when employee service first leads to benefits under the plan until the date when further employee service will lead to no material amount of further benefits under the plan.

iii.	Early retirement benefit

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary resignation. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

q.	Taxes

Income tax

Current and deferred income taxes are recognized as income or expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Taxes (continued)

Tax assessments

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through SKP are deferred as long as they meet the asset recognition criteria.

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if it is no longer probable that sufficient taxable profit will be available to compensate part, or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax treatments

ISAK 123: Uncertainty Over Income Tax Treatments stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

q.	Taxes (continued)

Uncertainty over income tax treatments (continued)

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better prediction of resolution (i.e. most likely amount or expected value).

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the taxpayer incurred a loss on the transaction.

The final tax is scoped out from PSAK 212: Income Tax. Final tax on construction services and leases are presented as part of “Other income - net”.

r.	Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group  has applied the practical expedient are measured at the transaction price determined under PSAK 115.

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are Solely Payments of Principal and Interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to sell the asset.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, trade and other receivables, other current financial assets, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation, and impairment losses or reversals are recognized in the statements of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 232, Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to consolidated statements of profit or loss and other comprehensive income. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investments in financial instruments.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

i.	Financial assets (continued)

Subsequent measurement (continued)

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that do not meet the SPPI requirement are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income. The Group’s financial assets at FVTPL consists of other long-term investments in financial instruments and other current financial assets.

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been  a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established an allowance for expected credit loss methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”) (continued)

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is a low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (a) financial liabilities at FVTPL or (b) financial liabilities measured at amortized costs.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans, and lease liabilities. Interest-bearing loans consist of short-term bank loans, bonds, and long-term bank loans.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 109 are satisfied. The Group has not designated any financial liability as at FVTPL.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

r.	Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement (continued)

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 19.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(a)	the normal course of business;
(b)	the event of default; and
(c)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

s.	Treasury stock

Reacquired the Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. No gain or loss is recognized in profit or loss on the acquisition, resale, issuance, or cancellation of the Group’s equity instruments. Any difference between the carrying amount and consideration from future re-sale of treasury stocks, is recognized as part of additional paid-in-capital in the equity.

t.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Directors’ decision supported by the approval from the Board of Commissioners.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

u.	Basic earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

v.	Segment information

The Group's segment information is presented based upon identified operating segments in accordance with PSAK 108: Operating Segment. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

w.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

x.	Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an non-financial assets may be impaired. These assets include property and equipment, current assets, and other non-current assets, including intangible assets. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transaction prices are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by multiple valuations or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statements of profit or loss and other comprehensive income.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

x.	Impairment of non-financial assets (continued)

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in consolidated statements of profit or loss and other comprehensive income.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill cannot be reversed in future periods.

y.	Current and non-current classifications

The Group presents assets and liabilities in the statements of financial position based on current/ non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading;
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criteria are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period;
iv.	there is no right by the end of reporting period to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criteria are classified as long-term liabilities.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

z.	Significant accounting judgements, estimates, and assumptions

The preparation of the Group's consolidated financial statements requires management to make judgements, estimates, and assumptions that affect the reporting amounts of revenue, expenses, assets and liabilities, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates and assumptions (continued)

i.	Judgements

The following judgements were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Segment information

For management purposes, the Group uses a business pillars-based as follows: Business to Customer (“B2C”), Business to Business Infrastructure (“B2B Infra”), Business to Business ICT (“B2B ICT”), International, and Others. The Group has determined the reportable segment reported based on, among others, the structure of the organization as well as the components of the Group whose operating results are regularly reviewed by CODM. The Group has determined that the Directors is the CODM, as it monitors the operating results od each segment separately for the purposes of resource allocation ation and performance assessment.

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgement is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (“ROI”). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(a)	Retirement benefits (continued)

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 30 and 31.

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments, and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

In 2025, the Company determined changes in the estimated useful lives for several assets owned by the Company are as follows:

		Estimated	Change in estimated
		useful lives	useful lives
Property and equipment	Asset class	(years)	(years)
Cable network	Optical Line Terminal	25	8
Switching equipment	Switching equipment	10-15	5-10
Transmission installation,
and equipment	Terrestrial transmission	10-15	8
Satellite, earth station,	IP Multimedia Subsystem
and equipment	("IMS")	10-15	8

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)	Allowance for expected credit losses for financial assets

The Group applies a simplified approach in calculating ECLs for trade receivables and contract assets. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. For other receivables, the Group assesses whether there is objective evidence that other receivables have been impaired at the end of each reporting period.

The Group has established an allowance for expected credit losses methodology for trade receivables and contract assets that is based on its historical credit loss experience and latest supportable data to better reflect the current change in circumstances, adjusted for forward-looking factors specific to the debtors, and the economic environment. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available.

(e)	Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, the Group also provides multiple standard products as bundling product in contract with customer. Significant judgement is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates and assumptions (continued)

ii.Estimates and assumptions (continued)

(e)	Revenue (continued)

(i)	Critical judgements in determining the performance obligation, timing of revenue recognition and revenue classification (continued)

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligation, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)	Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

The calculation of future cash flows in determining the fair value of property and equipment and other non-current assets of the acquired entity at the acquisition date involves significant estimation. Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 236.

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statements of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (“DCF”) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting for business acquisiton method for assets acquired and liabilities assumed which are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

iii.	Change in accounting policy

In 2025, following a detailed reassessment of the physical characteristics, operational deployment, and asset topology of drop cable, the Group concluded that drop cable should be identified and classified as a separate component of telecommunication infrastructure assets rather than remaining embedded within broader shared access-network cable component. In reaching this conclusion, the Group determined that the revised componentization policy provides more reliable and more relevant information as it better reflects drop cable’s distinct nature as a last-mile, customer-specific connection asset.

This change constitutes a change in accounting policy as it reflects a revision in the principles applied in determining the unit of account and asset classification. Following the identification of drop cable assets as a separate component, the Group determined a useful life of 5 years, reflecting their specific characteristics and pattern of economic benefits consumption.

The Group applied this voluntary change in accounting policy retrospectively in accordance with the provisions of PSAK 208. The Group determined that the information required to restate the comparative period was available and reliable. The consolidated financial statements for the six month period ended June 30, 2025 have been adjusted to reflect the change in accounting policy as disclosed in the Group’s consolidated financial statements for the year ended December 31, 2025.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES INFORMATION (continued)

z.	Significant accounting judgements, estimates and assumptions (continued)

iii.	Change in accounting policy (continued)

Impact on the Consolidated Statements of Proft or Loss and Other Comprehensive Income

June 30, 2025	Notes	As previously reported	Adjustment	As adjusted
Depreciation and amortization expenses	11,12a	(16,198)	(620)	(16,818)
Operating profit		19,901	(620)	19,281
Profit before income tax		18,137	(620)	17,517
Income tax benefit
Deferred tax	27d	111	118	229
Profit for the period		14,126	(502)	13,624
Comprehensive income for the period		14,250	(502)	13,748
Profit for the period attributable to
Owners of the parent company		10,975	(502)	10,473
Comprehensive income for the period attributable to
Owners of the parent company		11,099	(502)	10,597
Basic earnings per share (in full amount)
Profit for share		110.79	(5.07)	105.72
Profit per ADS (100 Series B shares per ADS)		11,078.90	(506.76)	10,572.14

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		June 30, 2026		December 31, 2025
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Cash on hand	Rp	-	51	-	39
Cash in banks
Related parties
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	7,590	-	4,959
	US$	233	4,161	240	4,007
	TWD	1	1	4	2
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	8,433	-	5,780
	US$	49	874	34	567
	EUR	2	45	2	44
	HKD	2	5	3	7
	AU$	0	2	0	1
	JPY	6	1	6	1
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	6,226	-	2,925
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	4,011	-	2,785
	US$	49	883	39	652
	GBP	0	1	0	1
	EUR	0	0	0	0
	SGD	0	0	0	0
	AU$	0	0	0	0
PT Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	149	-	71
	US$	0	0	0	0
Others	Rp	-	0	-	1
Sub-total			32,382		21,803

Third parties
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	1,260	-	839
	MYR	2	8	1	4
The Hongkong and Shanghai Banking Corporation Ltd.
("HSBC Hong Kong")	US$	29	522	22	364
	HKD	30	69	12	27
PT Bank UOB Indonesia ("UOB Indonesia")	Rp	-	11	-	2
	US$	1	16	1	24
	SGD	19	261	2	23
	MYR	0	1	1	3
	MMK	14	0	15	0
DBS Bank (Hong Kong) Ltd. ("DBS Hong Kong")	US$	13	238	10	165
	HKD	0	1	0	1
Standard Chartered Bank ("SCB")	SGD	8	112	12	160
	US$	4	79	8	135
PT Bank HSBC Indonesia ("HSBC Indonesia")	Rp	-	172	-	15
	US$	-	-	0	0
Bank Central Asia ("BCA")	Rp	-	124	-	95
	US$	0	2	0	2
	EUR	0	0	0	0
Others (each below Rp100 billion)	Rp	-	321	-	502
	US$	10	172	19	306
	TWD	35	20	34	18
	AU$	0	1	0	2
	EUR	0	1	0	2
	SGD	0	0	-	-
	MYR	0	0	-	-
	MMK	0	0	-	-
	HKD	0	0	0	0
Sub-total			3,391		2,689

Total of cash in banks			35,773		24,492

Time deposits
Related parties
BSI	Rp	-	4,584	-	1,150
BNI	Rp	-	1,863	-	497
	US$	24	429	34	567
BTN	Rp	-	2,202	-	1,530
	US$	3	54	-	-
BRI	Rp	-	1,439	-	1,159
	US$	17	307	10	168
Bank Mandiri	Rp	-	974	-	190
	US$	15	268	10	167
Sub-total			12,120		5,428

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		June 30, 2026		December 31, 2025
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk.
("BJB")	Rp	-	807	-	58
	US$	29	517	22	367
Bank Pembangunan Daerah ("BPD")	Rp	-	1,311	-	804
PT Bank Mega Tbk. (“Bank Mega”)	Rp	-	498	-	433
	US$	40	710	38	637
PT Bank Danamon Tbk. ("Bank Danamon")	Rp	-	1,190	-	89
UOB Indonesia	US$	25	439	16	274
	SGD	8	115	3	44
Maybank	Rp	-	532	-	99
PT Bank China Construction Bank Indonesia Tbk.
("CCB Indonesia")	Rp	-	54	-	184
	US$	7	126	13	209
SCB	US$	10	179	7	117
Others (each below Rp100 billion)	Rp	-	130	-	927
	US$	1	13	1	13
	MYR	4	15	4	15
Sub-total			6,636		4,270

Total of time deposits			18,756		9,698
Allowance for expected credit losses			(1)		(1)
Total			54,579		34,228

Interest rates per annum on time deposits are as follows:

	June 30, 2026	December 31, 2025
Rupiah	0,50%-7,10%	0,53%-7,08%
Foreign currencies	1,01%-6,00%	1,01%-5,25%

The Group places the majority of its cash and cash equivalents in state-owned banks (related parties) that have good reputations and credit ratings. Based on management’s assessment of expected credit risk, there has been no significant increase in credit risk, therefore, the allowance for expected credit losses on these assets is not material.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		June 30, 2026		December 31, 2025
		Balance		Balance
		Currency	Rupiah	Currency	Rupiah
	Currency	(in million)	equivalent	(in million)	equivalent
Time deposits
Related parties
BRI	Rp	-	121	-	50
	US$	26	464	5	84
Bank Mandiri	Rp	-	133	-	-
	US$	5	89	5	84
BSI	Rp	-	120	-	120
Others (each below Rp100 billion)	Rp	-	80	-	100
Third parties
United Overseas Bank Limited Singapore
("UOB Singapore")	US$	32	571	33	554
Standard Chartered Bank (Singapore) Limited
("SCB Singapore")	US$	11	196	6	101
Others (each below Rp100 billion)	Rp	-	0	-	10
Total time deposits			1,774		1,103

Escrow accounts
Related parties
Others (each below Rp100 billion)	Rp	-	20	-	106
	US$	0	3	0	4
Third parties
Others	Rp	-	6	-	1
	US$	4	75	4	67
Total escrow accounts			104		178

Mutual funds
Related parties
Others	Rp	-	89	-	94
Total mutual funds			89		94

Others	Rp	-	41	-	44
	MYR	-	-	0	1
Total others			41		45

Allowance for expected credit losses			(0)		(0)
Total			2,008		1,420

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	June 30, 2026	December 31, 2025
Rupiah	2,50%-5,50%	3,00%-6,50%
Foreign currencies	3,49%-4,00%	3,75%-4,45%

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)	Related parties

	June 30, 2026	December 31, 2025
State-owned enterprises	1,606	1,702
PT Indosat Tbk. ("Indosat")	854	906
PT Indonusa Telemedia ("Indonusa")	386	387
Others (each below Rp100 billion)	123	134
Total	2,969	3,129
Allowance for expected credit losses	(1,024)	(1,089)
Net	1,945	2,040

(ii)	Third parties

	June 30, 2026	December 31, 2025
Individual and business subscribers	14,806	13,758
Overseas international carriers	1,509	1,291
Total	16,315	15,049
Allowance for expected credit losses	(6,486)	(5,866)
Net	9,829	9,183

b.	By age

	June 30, 2026			December 31, 2025
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	6,690	475	7.1%	6,687	263	3.9%
Past due up to 3 months	4,241	545	12.9%	3,155	414	13.1%
Past due more than 3 to 6 months	1,462	423	28.9%	1,573	454	28.9%
Past due more than 6 months	6,891	6,067	88.0%	6,763	5,824	86.1%
Total	19,284	7,510		18,178	6,955

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward-looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of June 30, 2026 and December 31, 2025, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp5,559 billion and Rp4,799 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

	June 30, 2026	December 31, 2025
Rupiah	16,730	15,554
U.S. Dollar	2,310	2,423
Singapore Dollar	176	156
Others	68	45
Total	19,284	18,178
Allowance for expected credit losses	(7,510)	(6,955)
Net	11,774	11,223

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

d.	Movements in the allowance for expected credit losses

	June 30, 2026	December 31, 2025
Beginning balance	6,955	6,064
Allowance for expected credit losses	1,189	1,465
Receivables written-off	(634)	(574)
Ending balance	7,510	6,955

The receivables written-off relate to both related parties and third parties trade receivables. Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of June 30, 2026 and December 31, 2025, certain trade receivables of the subsidiaries amounting to Rp2,531 billion and Rp3,131 billion, respectively, have been pledged as collateral under lending agreements (Notes 18 and 19b).

6.CONTRACT ASSETS

The breakdown of contract assets is as follows:

	June 30, 2026	December 31, 2025
Contract assets	2,755	2,529
Allowance for expected credit losses	(132)	(130)
Net	2,623	2,399
Current portion	(2,496)	(2,290)
Non-current portion	127	109

Management believes that the allowance for expected credit losses is adequate to cover losses on uncollectible contract assets.

Refer to Note 32 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognized at net realizable value, consist of:

	June 30, 2026	December 31, 2025
SIM cards and prepaid vouchers	394	457
Others (each below Rp100 billion)	454	504
Total	848	961
Provision for obsolescence	(60)	(60)
Net	788	901

Management believes the provision is adequate to cover losses from the decline in inventory value due to obsolescence.

The inventories recognized as expenses included in operations, maintenance, and telecommunication service expenses in June 30, 2026 and 2025 amounted to Rp276 billion and Rp262 billion, respectively (Note 25).

There were no inventories pledged as collateral under lending agreements as of June 30, 2026 and December 31, 2025.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

8.	OTHER CURRENT ASSETS

The breakdown of other current assets is as follows:

	June 30, 2026	December 31, 2025
Prepaid frequency license fees – current portion (Note 35c.i)	3,791	6,384
Advances	536	511
Prepaid salaries	361	178
Other receivables	271	173
Prepaid rent	185	162
Others (each below Rp100 billion)	866	634
Total	6,010	8,042

9.	CONTRACT COSTS

Movements of contract costs the six months period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

	June 30, 2026
	Cost to obtain	Cost to fulfill	Total
At January 1, 2026	1,686	616	2,302
Addition during the period	233	504	737
Amortization during the period	(415)	-	(415)
Expense during the period	-	(340)	(340)
At June 30, 2026	1,504	780	2,284
Current	(470)	(362)	(832)
Non-current	1,034	418	1,452

	December 31, 2025
	Cost to obtain	Cost to fulfill	Total
At January 1, 2025	1,666	1,064	2,730
Addition current year	519	323	842
Amortization during the year	(499)	-	(499)
Expense during the year	-	(763)	(763)
Impairment	-	(8)	(8)
At December 31, 2025	1,686	616	2,302
Current	(472)	(460)	(932)
Non-current	1,214	156	1,370

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS

The breakdown of long-term investment is as follows:

	June 30, 2026	December 31, 2025
Financial instruments
At fair value through profit or loss:
Equity	6,252	6,901
Convertible bonds	309	353
At fair value through other comprehensive income:
Equity	27	27
Convertible bonds	44	-
	6,632	7,281
Associates
PT Jalin Pembayaran Nusantara ("Jalin")	105	106
	105	106
Total long-term investments	6,737	7,387

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include:

(i)	Telkomsel's investment in PT GoTo Gojek Tokopedia Tbk. (“GOTO”).

As of June 30, 2026 and 2025, Telkomsel assessed the fair value of the investment in GOTO using level 1 based on GOTO’s market value of Rp50 per share and Rp58 per share, respectively. The total unrealized loss from changes in fair value of Telkomsel’s investment in GOTO the six months period ended June 30, 2026 and 2025 amounted to Rp332 billion and  Rp285 billion, respectively. These amounts were presented as unrealized gain loss on changes in fair value of investments in the consolidated statements of profit or loss.

(ii)	Investments by MDI in several start-up entities engaged in the information and technology sector.

In June 30, 2026 and 2025, the additional investments by MDI amounted to RpNil and  Rp111 billion, respectively.

Detailed information regarding the level 1 and level 3 fair value measurement techniques is disclosed in Note 37.

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by MDI and Telkomsel in the form of convertible bonds in various start-up companies engaged in information and technology. These convertible bonds provide the holders with an option to convert the bonds into shares upon maturity, in accordance with the agreed terms and conditions. In the event that the conversion option is not exercised, the bondholders are entitled to receive the principal repayment of the bonds.

The unrecognized share of losses from investments in associates, accounted for under the equity method, amounted cumulatively to Rp334 billion and Rp332 billion as of June 30, 2026 and 2025, respectively.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2025	Additions	Deductions	Reclassifications/ Translations	June 30, 2026
At cost:
Directly acquired assets
Land rights	1,995	3	-	7	2,005
Buildings	21,963	14	(7)	397	22,367
Leasehold improvements	1,901	5	(11)	153	2,048
Switching equipment	19,700	62	(79)	539	20,222
Telegraph, telex, and data communication
equipment	2	-	-	-	2
Transmission installation and equipment	186,890	585	(1,242)	4,258	190,491
Satellite, earth station, and equipment	15,107	44	-	106	15,257
Cable network	67,175	976	-	(111)	68,040
Drop cable	19,790	90	-	2	19,882
Power supply	27,535	56	(98)	1,608	29,101
Data processing equipment	22,877	184	(527)	333	22,867
Other telecommunication peripherals	13,274	297	(352)	-	13,219
Office equipment	2,616	31	(43)	28	2,632
Vehicles	516	-	-	(123)	393
Other equipment	71	-	-	-	71
Property under construction	4,011	7,101	-	(7,524)	3,588
Total	405,423	9,448	(2,359)	(327)	412,185

Accumulated depreciation:
Directly acquired assets
Buildings	8,356	228	(5)	78	8,657
Leasehold improvements	1,449	71	(10)	-	1,510
Switching equipment	14,900	848	(79)	26	15,695
Telegraph, telex, and data communication
equipment	2	-	-	-	2
Transmission installation and equipment	114,133	5,927	(1,187)	270	119,143
Satellite, earth station, and equipment	8,481	375	-	55	8,911
Cable network	25,490	1,698	-	(2)	27,186
Drop cable	15,438	808	-	2	16,248
Power supply	20,901	1,139	(96)	(188)	21,756
Data processing equipment	17,470	889	(519)	(62)	17,778
Other telecommunication peripherals	10,822	580	(277)	-	11,125
Office equipment	2,223	82	(43)	6	2,268
Vehicles	265	1	-	(44)	222
Other equipment	40	1	-	-	41
Total	239,970	12,647	(2,216)	141	250,542
Net book value	165,453				161,643

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows (continued):

	December 31, 2024	Additions	Deductions	Reclassifications/ Translations	December 31, 2025
At cost:
Directly acquired assets
Land rights	1,981	-	-	14	1,995
Buildings	20,907	197	(2)	861	21,963
Leasehold improvements	1,795	5	(46)	147	1,901
Switching equipment	19,470	285	(1,722)	1,667	19,700
Telegraph, telex, and data communication
equipment	5	-	-	(3)	2
Transmission installation and equipment	182,170	1,836	(5,178)	8,062	186,890
Satellite, earth station, and equipment	14,795	143	(202)	371	15,107
Cable network	63,471	3,505	(13)	212	67,175
Drop cable	18,104	1,686	-	-	19,790
Power supply	25,604	483	(476)	1,924	27,535
Data processing equipment	21,940	407	(1,245)	1,775	22,877
Other telecommunication peripherals	12,238	1,047	-	(11)	13,274
Office equipment	2,719	128	(85)	(146)	2,616
Vehicles	530	2	(5)	(11)	516
Other equipment	60	3	-	8	71
Property under construction	2,930	14,850	(1)	(13,768)	4,011
Total	388,719	24,577	(8,975)	1,102	405,423

Accumulated depreciation:
Directly acquired assets
Buildings	7,461	701	(2)	196	8,356
Leasehold improvements	1,347	121	(46)	27	1,449
Switching equipment	14,795	1,755	(1,717)	67	14,900
Telegraph, telex, and data communication
equipment	4	-	-	(2)	2
Transmission installation and equipment	106,321	12,320	(5,076)	568	114,133
Satellite, earth station, and equipment	7,377	918	(203)	389	8,481
Cable network	20,531	4,944	(12)	27	25,490
Drop cable	13,497	1,941	-	-	15,438
Power supply	18,720	2,300	(432)	313	20,901
Data processing equipment	16,532	1,837	(1,248)	349	17,470
Other telecommunication peripherals	9,216	1,608	-	(2)	10,822
Office equipment	2,284	253	(85)	(229)	2,223
Vehicles	250	31	(5)	(11)	265
Other equipment	49	2	-	(11)	40
Total	218,384	28,731	(8,826)	1,681	239,970
Net book value	170,335				165,453

The property and equipment group consists of (1) switching equipment; (2) telegraph, telex, and data communication equipment; (3) transmission installation and equipment; (4) satellite, earth station, and equipment; (5) cable network; (6) drop cable; (7) power supply; (8) data processing equipment; and (9) other telecommunication peripherals are the main telecommunication infrastructure of the Group.

a.	Gain on sale of property and equipment

	2026	2025
Proceeds from sale of property and equipment	62	1
Net book value	(49)	0
Gain on disposal or sale of property and equipment	13	1

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.	Others

(i)	During 2025, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2025.

(ii)	Interest capitalized to property under construction amounted to Rp4 billion and Rp2 billion for the six months period ended June 30, 2026 and 2025, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 4.73% and 4.70% for the six months period ended June 30, 2026 and 2025, respectively.

(iii)	No foreign exchange loss was capitalized as part of property under construction for the six months period ended June 30, 2026 and for the year ended December 31, 2025.

(iv)	During the six months period ended June 30, 2026 and 2025, the Group obtained proceeds from the insurance claim on lost and damaged property and equipment, with a total value of Rp3 billion and Rp114 billion, respectively, and were recorded as part of “Other income - net” in the consolidated statements of profit or loss and other comprehensive income. During the six months period ended June 30, 2026 and 2025, the net carrying values of these assets amounted to Rp8 billion and Rp86 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 6 to 50 years which will expire between 2026 and 2070. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vi)	As of June 30, 2026 and December 31, 2025, the Group’s property and equipment excluding land rights, with a net carrying amount (before intercompany eliminations and adjustments) of Rp152,106 billion and Rp160,374 billion, respectively, were insured against fire, theft, earthquake and other specified risks, including business interruption. The total blanket policies as of June 30, 2026 and December 31, 2025, amounted to Rp42,163 billion and Rp44,267 billion, HKD12 million and HKD35 million, SGD139 million and SGD197 million, and MYR46 million and MYR46 million, respectively. The total policies for first loss basis as of June 30, 2026 and December 31, 2025, amounted to Rp2,750 billion and Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(vii)	As of June 30, 2026 and December 31, 2025, the percentage of completion of property under construction was approximately 50.80% and 44.12%, respectively, of the total contract value or Rp3,588 billion and Rp4,011 billion are recorded as expenditures in property under construction, respectively. The estimated completion dates are until February 2027 and December 2026, respectively. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network, and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(viii)	As of June 30, 2026 and December 31, 2025, all assets owned by the Company have been pledged as collateral for bonds (Note 19a) while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp2,205 billion and Rp2,205 billion, respectively, have been pledged as collateral under borrowing agreements (Notes 18 and 19b).

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

11.	PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(ix)	As of June 30, 2026 and December 31, 2025, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp118,694 billion and Rp100,603 billion, respectively. The Group is currently conducting modernization of network assets to replace the fully depreciated property and equipment.

(x)	In 2025, the Company determined changes in the estimated useful lives for several assets owned by the Company (Note 2z.ii.(b)). The impact of the increase in depreciation expense (before intercompany eliminations and adjustments) for the six months period ended June 30, 2026 is Rp867 billion. The estimate for the increase (decrease) in depreciation expense for at least the next 5 (five) years is as follows:

Years	Increase (Decrease)
2026	579
2027	653
2028	228
2029	(96)
2030	(381)

(xi)	In 2025, the Company conducted an evaluation of the physical condition of its assets and recognized an accelerated depreciation of Rp1,945 billion for several types of assets that were assessed to no longer be optimally utilized.

(xii)	In 2025, the total fair values of land rights and buildings of the Group amounted to Rp54,474 billion.

12.	LEASES

a.	The Group as a lessee

The Group leases several assets including land rights, building, transmission installation and equipment, vehicles, and others which used in operations, which generally have lease term between 1 and 30 years.

The carrying amounts of right-of-use assets recognized and the movements during the period are as follows:

	Land rights	Buildings	Transmission installation and equipment	Vehicles	Others	Total
As at January 1, 2025	5,175	588	19,097	493	1,557	26,910
Additions	2,320	138	4,471	413	99	7,441
Deductions and reclassifications	(137)	23	(603)	(12)	-	(729)
Depreciation expense	(1,142)	(193)	(3,977)	(310)	(39)	(5,661)
As at December 31, 2025	6,216	556	18,988	584	1,617	27,961
Additions	1,023	173	2,700	61	21	3,978
Deductions and reclassifications	42	22	(285)	49	0	(172)
Depreciation expense	(600)	(102)	(2,001)	(181)	(25)	(2,909)
As at June 30, 2026	6,681	649	19,402	513	1,613	28,858

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

12.	LEASES (continued)

a.	The Group as a lessee (continued)

The carrying amounts of the lease liabilities and the movements during the period are as follows:

	June 30, 2026	December 31, 2025

Beginning balance	24,137	23,959
Accretion of interest	717	1,466
Additions (Note 39a)	3,978	7,441
Deductions	(4,862)	(8,729)
Ending balance	23,970	24,137
Current	(5,655)	(5,590)
Non-current	18,315	18,547

The maturity analysis of lease payments is as follows:

	June 30, 2026	December 31, 2025

No later than a year	6,945	6,844
Later than 1 year and no later than 5 years	13,186	14,676
Later than 5 years	8,844	7,517
Total lease payments	28,975	29,037
Interest	(5,005)	(4,900)
Net present value of lease payments	23,970	24,137
Current	(5,655)	(5,590)
Non-current	18,315	18,547

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments.

The following are the amounts recognized in profit or loss:

	2026	2025
Depreciation expense of right-of-use assets	2,909	2,776
Expense relating to short-term leases	1,741	1,742
Interest expense on lease liabilities	717	730
Expense relating to leases of low-value assets	7	8

b.	The Group as a lessor

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 25 years and with expiry dates between 2027 and 2039. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	June 30, 2026	December 31, 2025
No later than 1 year	3,107	3,188
Later than 1 year and no later than 5 years	9,624	10,670
Later than 5 years	3,947	4,701
Total	16,678	18,559

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

13.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	June 30, 2026	December 31, 2025
Claims for tax refund - net of current portion (Note 27b)	2,671	3,996
Prepaid expenses	1,431	1,432
Prepaid frequency license fees -
net of current portion (Note 35c.i)	1,004	1,201
Advances	786	734
Security deposits	228	284
Others (each below Rp100 billion)	230	226
Total	6,350	7,873

14.	INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2026	1,389	23,597	725	1,714	27,425
Additions	-	1,282	25	2	1,309
Deductions	(1)	-	-	-	(1)
Reclassifications/translations	-	2	5	-	7
Balance, June 30, 2026	1,388	24,881	755	1,716	28,740
Accumulated amortization:
Balance, January 1, 2026	(475)	(16,203)	(370)	(1,140)	(18,188)
Amortization	-	(1,447)	(55)	(31)	(1,533)
Deductions	-	-	-	-	-
Reclassifications/translations	-	(16)	(2)	1	(17)
Balance, June 30, 2026	(475)	(17,666)	(427)	(1,170)	(19,738)
Net book value	913	7,215	328	546	9,002

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2025	1,474	20,531	647	1,703	24,355
Additions	-	2,878	68	16	2,962
Deductions	-	(8)	(1)	(3)	(12)
Reclassifications/translations	(85)	196	11	(2)	120
Balance, December 31, 2025	1,389	23,597	725	1,714	27,425
Accumulated amortization:
Balance, January 1, 2025	(479)	(13,086)	(277)	(1,071)	(14,913)
Amortization	-	(2,906)	(94)	(72)	(3,072)
Deductions	-	7	-	-	7
Reclassifications/translations	4	(218)	1	3	(210)
Balance, December 31, 2025	(475)	(16,203)	(370)	(1,140)	(18,188)
Net book value	914	7,394	355	574	9,237

(i)	Goodwill resulted from the acquisition by Mitratel, Metranet, Sigma, TDE, Telkomsat, and Metra amounted to Rp467 billion, Rp220 billion, Rp78 billion, Rp77 billion, Rp68 billion, and Rp3 billion, respectively.

(ii)	The remaining amortization periods of software for the periods ended June 30, 2026 and December 31, 2025 are from 1 to 6 years, respectively. The amortization expense is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iii)	As of June 30, 2026 and December 31, 2025, the cost of fully amortized intangible assets that are still utilized in operations amounted to Rp11,601 billion and Rp10,664 billion, respectively.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

15.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	June 30, 2026	December 31, 2025
Related parties
Purchases of equipment, materials, and services	222	337
Payables to other telecommunication providers	241	234
Sub-total	463	571

Third parties
Purchases of equipment, materials, and services	8,534	10,006
Payables to other telecommunication providers	2,987	3,123
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,360	2,484
Sub-total	12,881	15,613
Total	13,344	16,184

Trade payables by currency are as follows:

	June 30, 2026	December 31, 2025
Rupiah	10,369	13,476
U.S. Dollar	2,864	2,657
Others	111	51
Total	13,344	16,184

Terms and conditions of the above trade payables:

a.	The Group’s trade payables are non-interest bearing and normally settled within 1 year term.
b.	Refer to Note 32c for details on related party transactions.
c.	Refer to Note 37b.v for the Group’s liquidity risk management.

Telkom Akses and Mitratel entered into supply chain financing with several banks. Those facilities can be used by the Telkom Akses and Mitratel's supplier to obtain payment of invoices that have been approved to be paid by the bank in accordance with certain terms and conditions. As of June 30, 2026 and December 31, 2025, the carrying amount of liabilities under supplier finance arrangement is as follows:

	June 30, 2026	December 31, 2025
Liabilities under supplier finance arrangement	178	353
Total amount of which the supplier has received payment
from finance provider	178	353

Range of payment due dates	1-3 month	1-3 month

There were no material business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period. There were no non-cash transfers from trade payables to bank loans under supplier finance arrangements as of June 30, 2026 and December 31, 2025.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

16.	ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	June 30, 2026	December 31, 2025
Operation, maintenance,
and telecommunication services	5,561	5,459
General, administrative, and marketing expenses	5,483	3,525
Salaries and benefits	3,779	5,673
Interest and bank charges	201	210
Total	15,024	14,867

Refer to Note 32 for details of related party transactions.

17.	CONTRACT LIABILITIES

The breakdown of contract liabilities is as follows:

a.	Current

	June 30, 2026	December 31, 2025
Advances from customers for B2C	3,590	3,396
Advances from customers for B2B ICT	2,750	2,774
Advances from customers for International	872	814
Advances from customers for B2B Infra	437	492
Advances from customers for others	606	494
Total	8,255	7,970

b.	Non-Current

	June 30, 2026	December 31, 2025
Advances from customers for International	1,519	1,059
Advances from customers for B2C	408	558
Advances from customers for B2B ICT	366	581
Advances from customers for others	561	653
Total	2,854	2,851

Refer to Note 32 for details of related party transactions.

18.	SHORT-TERM BANK LOANS

	Outstanding
Lenders	June 30, 2026	December 31, 2025
Related parties
BNI	2,544	586
BRI	1,800	100
Bank Mandiri	363	804
Sub-total	4,707	1,490
Third parties
MUFG Bank ("MUFG")	1,755	2,805
PT Bank HSBC Indonesia ("HSBC")	1,799	2,100
PT Bank DBS Indonesia ("DBS")	400	420
PT Bank Maspion Indonesia Tbk. ("Bank Maspion")	136	95
Others	19	19
Sub-total	4,109	5,439
Total	8,816	6,929

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

18.	SHORT-TERM BANK LOANS (continued)

Other significant information relating to short-term bank loans as of June 30, 2026 is as follows:

	Borrower	Currency	Total facility (in billions)*	Maturity date	Interest rate	Interest rate per annum	Security**
BNI
2014	Sigma	Rp	150	January 9, 2027	Monthly	8.50%	Trade receivables and property and equipment
2017-2021	Infomedia, Telkom Infra	Rp	985	March 28, 2027- June 6, 2027	Monthly	1 month IndONIA + 2.64%-2.78%	None
2019	Metranet	Rp	150	February 18, 2027	Monthly	1 month IndONIA + 2.88%	Trade receivables
2022	The Company	Rp	2,000	September 26, 2026	Monthly	5.75%	None
BRI
2022-2025	The Company, Finnet, Mitratel	Rp	3,500	September 8, 2026- March 19, 2027	Monthly, Quarterly	5.00%-7.20%	None
Bank Mandiri
2020	Finnet	Rp	500	April 28, 2027	Monthly	1 month IndONIA + 1.50%	None
2021	Nutech	Rp	100	September 27, 2026	Monthly	9.00%	Trade receivables and property and equipment
MUFG
2019	Infomedia, GSD, Telkom Infra, Telkomsat	Rp	1,876	July 31, 2026- October 31, 2026	Monthly, Quarterly	1 month IndONIA + 1.22%-1.98%; 3 months IndONIA + 2.16%	None
HSBC
2019-2023	Sigma, TDE, Metranet, Telkomsat, GSD	Rp	2,004	July 10, 2026- April 2, 2027	Monthly	1 month IndONIA + 1.22%	None
2026	Mitratel	Rp	500	May 5, 2027	Monthly	5.89%	None
DBS
2018	Telkom Infra, Infomedia	Rp	600	August 1, 2026	Monthly, Quarterly	1 month IndONIA + 1.2%; 3 months IndONIA + 1.2%	None
Bank Maspion
2023	Metranet	Rp	170	October 26, 2026	Monthly	7.25%	None

*In original currency

**Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and must maintain certain level of financial ratios. As of December 31, 2025, the Group has complied with all covenants regarding these financial ratios, except for Sigma which debt to service coverage ratio is still lower than required. As of December 31, 2025, the Group obtained waiver for loan amounting to Rp9 billion from HSBC to not require payment as the consequence of the breach for Sigma. The waiver from HSBC was received on December 15, 2025 and effective for 12 months after reporting period. As of June 30, 2026, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS

Current maturities of long-term loans consist of the following:

	Notes	June 30, 2026	December 31, 2025
Bank loans	19b	20,477	17,746

Long-term loans consist of the following:

	Notes	June 30, 2026	December 31, 2025
Bonds	19a	2,696	2,696
Bank loans	19b	24,926	23,403
Total		27,622	26,099

Scheduled principal payments as of June 30, 2026 are as follows:

	Year
	Notes	Total	2027	2028	2029	2030	Thereafter
Bonds	19a	2,696	-	-	-	1,200	1,496
Bank loans	19b	24,926	3,206	6,158	5,623	4,775	5,164
Total		27,622	3,206	6,158	5,623	5,975	6,660

a.	Bonds

	Outstanding
Bonds	June 30, 2026	December 31, 2025
Bonds Telkom 2015
Series C	1,200	1,200
Series D	1,500	1,500
Total	2,700	2,700
Unamortized debt issuance cost	(4)	(4)
	2,696	2,696
Current maturities	-	-
Long-term portion	2,696	2,696

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 11b.viii). The underwriters of the bonds are  PT. Bahana TCW Investment Management (“Bahana TCW”), PT BRI Danareksa Sekuritas,  PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia Tbk., and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

a.	Bonds (continued)

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

As of June 30, 2026, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1;
(b)	EBITDA to interest ratio should not be less than 4:1;
(c)	Debt service coverage is at least 125%.

As of June 30, 2026, the Company has complied with the above-mentioned ratios.

b.	Bank loans

		June 30, 2026		December 31, 2025
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	13,059	-	13,155
Bank Mandiri	Rp	-	4,272	-	7,635
BSI	Rp	-	3,458	-	1,666
BRI	Rp	-	232	-	261
Sub-total			21,021		22,717
Third parties
BCA	Rp	-	10,347	-	7,313
DBS	Rp	-	5,917	-	4,350
Bank of China	Rp	-	1,900	-	1,900
Bank CIMB Niaga	Rp	-	1,583	-	1,750
	US$	9	157	10	173
Bank Permata	Rp	-	1,458	-	1,229
PT Bank Sinarmas Tbk. (“Bank Sinarmas”)	Rp	-	1,000	-	1,000
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	1,000	-	-
HSBC	Rp	-	681	-	784
PT Bank Muamalat Indonesia Tbk.
("Bank Muamalat")	Rp	-	400	-	-
Bank Danamon	Rp	-	13	-	16
Others	MYR	6	25	6	26
Sub-total			24,481		18,541
Total			45,502		41,258
Unamortized debt issuance cost			(99)		(109)
			45,403		41,149
Current maturities			(20,477)		(17,746)
Long-term portion			24,926		23,403

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

b.	Bank loans (continued)

Other significant information relating to bank loans as of June 30, 2026, is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
BNI
2013	Sigma	Rp	650	17	2021-2027	Monthly	1 month IndONIA + 3.12%	Trade receivables and property and equipment
2018	TLT	Rp	1,540	0	2018-2033	Quarterly	3 months IndONIA + 1.54%	Property and equipment
2021-2025	Mitratel, PST, UMT, TIF, Telkomsel	Rp	21,650	4,779	2018-2032	Monthly, Quarterly	1 month IndONIA + 0.75%; 3 months IndONIA + 0.25%-1.62%	None
Bank Mandiri
2018	Telkomsel	Rp	4,000	3,000	2018-2026	Quarterly	5.00%	None
2019-2024	GSD, PST, Mitratel	Rp	5,400	363	2021-2031	Monthly, Quarterly	1 month IndONIA + 0.85%; 3 months IndONIA + 0.95%-2.85%	None
BSI
2021	Telkomsel	Rp	2,000	1,000	2025-2027	Monthly	6.80%	None
2024	Mitratel	Rp	2,500	208	2024-2029	Monthly	1 month IndONIA + 0.85%	None
BRI
2023	Mitratel	Rp	1,000	29	2024-2030	Monthly	1 month IndONIA + 1.00%	None
BCA
2020-2026	The Company, PST, GSD, Mitratel, TIF	Rp	10,356	1,094	2022-2033	Monthly, Quarterly	1 month IndONIA + 0.75%-0.90%; 3 months IndONIA + 1.25%-2.50%	None
2021-2025	The Company, Telkomsel, TIF	Rp	5,000	71	2022-2033	Monthly, Quarterly	6.80%-7.55%	None
DBS
2021-2025	The Company, Mitratel, TIF	Rp	9,500	433	2022-2031	Monthly, Quarterly	1 month IndONIA + 0.95%; 3 months IndONIA + 1.30%	None
2025	Telkomsel	Rp	1,000	1,000	2025-2026	Quarterly	4.70%	None
Bank of China
2019	Telkomsel	Rp	1,900	3,800	2019-2026	Monthly	6.00%	None
Bank CIMB
Niaga
2022	Mitratel	Rp	2,000	167	2024-2028	Monthly	1 month IndONIA + 0.90%	None
2025	Telkomsel	Rp	1,000	2,500	2025-2027	Monthly	6.40%	None
2021-2022	Telin	US$	0	0	2025-2030	Semi-annually	6 months SOFR + 1.82%	None
Bank Permata
2020-2024	Mitratel	Rp	2,250	771	2021-2031	Monthly	1 month IndONIA + 1.02%	None
2025	Telkomsel	Rp	1,000	1,000	2025-2027	Monthly	5.60%	None
Bank Sinarmas
2024	Telkomsel	Rp	1,000	3,000	2025-2026	Quarterly	6.42%	None
Bank ANZ
2025	Telkomsel	Rp	1,500	-	2025-2027	Monthly	7.45%	None
HSBC
2021-2023	Mitratel	Rp	1,250	103	2023-2030	Monthly	1 month IndONIA + 0.90%	None
Bank Muamalat
2026	Mitratel	Rp	400	-	2026-2033	Monthly	3 months IndONIA + 0.75%	None
Bank Danamon
2024	SSI	Rp	24	2	2024-2029	Monthly	8.75%	None

** In original currency

** Refer to Note 5 and Note 11 for details of trade receivables and property and equipment pledged as collateral.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

19.	LONG-TERM LOANS (continued)

b.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of  December 31, 2025, the Group has complied with all covenants regarding these financial ratios, except for Sigma which debt to service coverage ratio is still lower than required. As of  December 31, 2025, the Group obtained waiver for loan amounting to Rp47 billion from BNI to not require payment as the consequence of the breach for Sigma. The waiver from BNI was received on December 15, 2025 and effective for 12 months after reporting period. As of June 30, 2026, the Group has complied with all covenants regarding these financial ratios.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

20.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	June 30, 2026	December 31, 2025
Non-controlling interests in net assets of subsidiaries:
Telkomsel	7,526	10,381
Mitratel	7,835	8,404
Others (each below Rp100 billion)	1,154	1,067
Total	16,515	19,852

	2026	2025
Non-controlling interests in profit (loss)
in current period of subsidiaries:
Telkomsel	3,120	2,881
Mitratel	313	213
Others	150	57
Total	3,583	3,151

Material partly-owned subsidiaries

The non-controlling interests which are considered material to the Company are the non-controlling interests in Telkomsel and Mitratel. On June 30, 2026 and December 31, 2025, the non-controlling interest in Telkomsel holds 30.10% and Mitratel holds 28.16%.

The summarized financial information of Telkomsel and Mitratel are provided below. These information are based on amounts before intercompany eliminations and adjustments.

Summarized statements of financial position:

	Telkomsel		Mitratel
	June 30,	December 31,	June 30,	December 31,
	2026	2025	2026	2025
Current assets	14,578	17,651	4,578	3,051
Non-current assets	96,127	96,976	55,528	55,299
Current liabilities	(49,869)	(41,560)	(11,217)	(7,500)
Non-current liabilities	(42,041)	(44,791)	(16,837)	(17,499)
Total equity	18,795	28,276	32,052	33,351
Attributable to:
Owners of the parent company	11,269	17,895	24,217	24,947
Non-controlling interests	7,526	10,381	7,835	8,404

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

20.NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiaries (continued)

Summarized statements of profit or loss and other comprehensive income:

	Telkomsel		Mitratel
	2026	2025	2026	2025
Revenues	55,607	53,844	4,691	4,596
Operation expenses	(40,573)	(40,617)	(2,653)	(2,502)
Other expenses - net	(1,816)	(966)	(863)	(917)
Profit before income tax	13,218	12,261	1,175	1,177
Income tax expense - net	(2,849)	(2,686)	(63)	(83)
Profit for the period	10,369	9,575	1,112	1,094
Other comprehensive income (loss) - net	0	0	-	-
Total comprehensive
income for the period	10,369	9,575	1,112	1,094

Attributable to
non-controlling interests	3,120	2,881	313	213
Dividends paid to
non-controlling interests	1,798	6,729	538	545

Summarized statements of cash flows:

	Telkomsel		Mitratel
	2026	2025	2026	2025
Operating	23,569	18,603	4,627	4,734
Investing	(6,143)	(5,776)	(730)	(809)
Financing	(17,363)	(12,680)	(2,554)	(1,753)
Net increase in
cash and cash equivalents	63	147	1,343	2,172

21.	CAPITAL STOCK

	June 30, 2026
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	-	-
Series B shares
Pemerintah	516,023,535	0.52	26
DAM	51,086,330,024	51.57	2,554
The Bank of New York Mellon Corporation*	6,224,018,780	6.28	311
Directors (Note 1b):
Dian Siswarini	202,000	0	0
Veranita Yosephine	90,000	0	0
Nanang Hendarno	32,500	0	0
Faizal Rochmad Djoemadi	248,500	0	0
Commissioners (Note 1b):
Rizal Mallarangeng	3,240,600	0	0
Public (individually less than 5%)	40,750,754,860	41.14	2,038
Sub-total	98,580,940,800	99.51	4,929
Share buyback (Note 1c)	481,275,800	0.49	24
Total	99,062,216,600	100.00	4,953

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

21.	CAPITAL STOCK (continued)

	December 31, 2025
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
DAM	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,356,822,980	4.40	218
Directors (Note 1b):
Dian Siswarini	203,000	0	0
Veranita Yosephine	90,000	0	0
Nanang Hendarno	32,500	0	0
Faizal Rochmad Djoemadi	248,500	0	0
Commissioners (Note 1b):
Rizal Mallarangeng	3,240,600	0	0
Silmy Karim	1,344,700	0	0
Public (individually less than 5%)	43,088,935,360	43.50	2,155
Sub-total	99,053,271,200	99.99	4,953
Share buyback (Note 1c)	8,945,400	0.01	0
Total	99,062,216,600	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government of the Republic of Indonesia and cannot be transferred to any party, and has a veto right in the General Meeting of Stockholders of the Company with respect to the election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 121, dated March 22, 2025, the Government transferred its ownership of 51,602,353,559 Series B shares, representing 52.09% of the Company's total shares, to PT Biro Klasifikasi Indonesia (“BKI”) through “inbreng” capital contribution.

This share transfer was conducted in accordance with prevailing legal regulations, specifically:

(a)	Government Regulation Number 15 Year 2025 regarding the Addition of Capital Participation of the Republic of Indonesia into the Share Capital of BKI for the Establishment of an Operational Holding;
(b)	Government Regulation Number 16 Year 2025 regarding the Addition of State Capital Participation of the Republic of Indonesia into the Daya Anagata Nusantara Investment Management Agency (“Danantara”).

BKI, as the transferee, serves as the Operational Holding Company, with all of its shares owned by the Government through the Minister of State-Owned Enterprises and Danantara. The Government retains its position as the Company's Ultimate Beneficial Owner through its direct ownership of 1 Series A Dwiwarna share with special rights and its indirect ownership of BKI's Series B shares through Danantara. Based on Notarial Deed of Jose Dima Satria, S.H., M.Kn., No. 163, dated May 23, 2025, BKI changed its name to DAM.

On January 6, 2026, based on the Agreement on the Transfer of the Republic of Indonesia’s State Owned Shares in the Form of Series B Shares on State-Owned Enterprise to the State-Owned Enterprises Regulatory Agency (Badan Pengaturan BUMN/”BP BUMN”) Number PERJ 1/BPU/01/2026 and Number LGL1.001/PERJ/DIDAM.DO/2026 between the Head of BP BUMN and DAM. DAM has handed over 516,023,535 Series B shares owned by the Company to BP BUMN, which represents 1% of the total State ownership through BP BUMN and DAM or 0.52% of all shares issued and fully paid up by the Company. After the transfer, the Government remains the Controlling Shareholder of the Company (ultimate beneficial owner). Through direct ownership of BP BUMN of  1 Series A Dwiwarna share with special rights and 516,023,535 Series B shares, as well as through DAM of 51,086,330,024 Series B shares consolidated in Danantara. The change in share ownership was made in order to fulfill the provisions of Law No. 16 of 2025 concerning the Fourth Amendment to Law No. 19 of 2003 concerning State-Owned Enterprises and has been recorded in the Company's Shareholder Register on January 6, 2026.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

22.	OTHER EQUITY

	June 30, 2026	December 31, 2025
Difference from the acquisition of non-controlling
interests in subsidiaries	8,364	8,364
Exchange rate translation adjustment	1,957	1,462
Effect of changes in associates’ equity	386	386
Unrealized gain on available-for-sale securities	10	10
Other equity components	37	37
Total	10,754	10,259

23.	REVENUES

The Group derives revenues in the following major product lines:

2026	B2C	B2B Infra	B2B ICT	International	Others	Consolidated revenue
Data, internet, and information
technology service revenues
Cellular data and internet	38,133	-	-	-	-	38,133
Internet, data communication, and
information technology services	253	657	5,345	908	-	7,163
Others	105	689	319	91	1,684	2,888
Total data, internet, and information
technology service revenues	38,491	1,346	5,664	999	1,684	48,184
IndiHome revenues	12,798	-	-	-	-	12,798
Interconnection revenues	186	438	-	3,821	-	4,445
Telephone revenues
Cellular	1,307	-	-	92	-	1,399
Fixed lines	-	35	211	-	-	246
SMS	1,790	-	8	-	-	1,798
Total telephone revenues	3,097	35	219	92	-	3,443
Network revenues	1	1,090	192	826	-	2,109
Other services
E-payment	-	-	-	-	1,022	1,022
Call center service	-	-	589	-	-	589
Manage service and terminal	-	-	389	2	-	391
Others	156	303	222	4	763	1,448
Total other services	156	303	1,200	6	1,785	3,450
Total revenues from
contract with customer	54,729	3,212	7,275	5,744	3,469	74,429
Revenues from lessor transactions	-	1,449	-	-	-	1,449
Total revenues	54,729	4,661	7,275	5,744	3,469	75,878

2025	B2C	B2B Infra	B2B ICT	International	Others	Consolidated revenue
Data, internet, and information
technology service revenues
Cellular data and internet	33,961	-	-	-	-	33,961
Internet, data communication, and
information technology services	208	538	5,413	906	-	7,065
Others	29	607	248	75	1,346	2,305
Total data, internet, and information
technology service revenues	34,198	1,145	5,661	981	1,346	43,331
IndiHome revenues	13,251	-	-	-	-	13,251
Interconnection revenues	190	618	-	4,154	-	4,962
Telephone revenues
Cellular	2,701	-	-	100	-	2,801
Fixed lines	-	28	246	-	-	274
SMS	1,755	-	16	-	-	1,771
Total telephone revenues	4,456	28	262	100	-	4,846
Network revenues	2	993	271	580	-	1,846
Other services
E-payment	-	-	-	-	747	747
Call center service	-	-	628	-	-	628
Manage service and terminal	-	-	368	2	-	370
E-health	-	-	-	-	362	362
Others	118	187	182	14	687	1,188
Total other services	118	187	1,178	16	1,796	3,295
Total revenues from
contract with customer	52,215	2,971	7,372	5,831	3,142	71,531
Revenues from lessor transactions	-	1,473	-	-	-	1,473
Total revenues	52,215	4,444	7,372	5,831	3,142	73,004

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

23.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of  June 30, 2026 will be recognized as revenue during the next reporting periods. Unsatisfied performance obligations as of June 30, 2026, which management expects to be realised within one year is Rp10,317 billion, and more than one year is Rp5,979 billion.

The Group entered into non-cancellable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 25 years and with expiry dates between 2027 and 2039. Periods may be extended based on the agreement by both parties.

Refer to Note 32 for details of related parties transactions.

24.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2026	2025
Salaries and related benefits	4,666	5,024
Vacation pay, incentives, and other benefits	2,021	2,002
Pension and other post-employment
benefits (Note 30)	796	864
LSA expense (Note 31)	155	161
Others	83	24
Total	7,721	8,075

Refer to Note 32 for details of related parties transactions.

25.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2026	2025
Operation and maintenance	12,911	11,602
Radio frequency usage charges (Note 35c.i)	3,902	3,844
Leased lines and Customer Premise
Equipment ("CPE")	1,748	1,663
Concession fees and USO charges (Note 15)	1,638	1,437
Electricity, gas, and water	548	509
Cost of SIM cards, vouchers, and
sales of peripherals (Note 7)	275	262
Project management	192	162
Insurance	141	164
Others (each below Rp100 billion)	119	117
Total	21,474	19,760

Refer to Note 32 for details of related parties transactions.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2026	2025
Allowance for expected credit losses
trade receivables (Note 5)	1,189	980
General expenses	1,172	1,224
Professional fees	296	314
Training, education, and recruitment	191	155
Traveling	178	151
Meeting	150	159
Social contribution	137	143
Collection expenses	113	45
Others (each below Rp100 billion)	240	171
Total	3,666	3,342

Refer to Note 32 for details of related parties transactions.

27.	TAXATION

a.	Prepaid income taxes

	June 30, 2026	December 31, 2025
Subsidiaries:
Income Tax
Corporate income tax	91	4
Article 4(2) - Final tax	45	16
Article 22 - Withholding tax on goods delivery and imports	3	-
Article 23 - Withholding tax on services	234	55
VAT	1,845	1,587
Total prepaid taxes	2,218	1,662
Current portion	(2,218)	(1,662)
Non-current portion	-	-

b.	Claims for tax refund

	June 30, 2026	December 31, 2025
The Company
Income Tax
Corporate income tax	297	663
Article 21 - Individual income tax	41	42
VAT	219	746
Subsidiaries
Income Tax
Corporate income tax	1,390	1,806
Article 21 - Individual income tax	-	6
Article 23 - Withholding tax on service delivery	32	60
VAT	919	990
Total claims for tax refund	2,898	4,313
Current portion	(227)	(317)
Non-current portion (Note 13)	2,671	3,996

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

c.	Taxes payable

	June 30, 2026	December 31, 2025
The Company:
Income taxes
Article 4(2) - Final tax	13	31
Article 21 - Individual income tax	48	2
Article 22 - Withholding tax on goods delivery
and imports	1	1
Article 23 - Withholding tax on services	32	46
Article 29 - Corporate income tax	250	-
VAT	621	304
VAT - Tax collector	181	185
	1,146	569
Subsidiaries:
Income taxes
Article 4(2) - Final tax	143	219
Article 21 - Individual income tax	195	52
Article 22 - Withholding tax on goods delivery
and imports	4	5
Article 23 - Withholding tax on services	43	183
Article 25 - Installment of corporate income tax	506	52
Article 26 - Withholding tax on non-resident income	291	14
Article 29 - Corporate income tax	1,042	317
VAT	302	147
VAT - Tax collector	645	467
	3,171	1,456
Total taxes payable	4,317	2,025

d.	The components of consolidated income tax expense (benefit) are as follows:

	2026	2025
Current
The Company	682	612
Subsidiaries	4,050	3,510
	4,732	4,122
Deferred
The Company	123	173
Subsidiaries	(263)	(402)
	(140)	(229)
Net income tax expense	4,592	3,893

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.	The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for six months period ended June 30, 2026 and 2025 are as follows:

	2026	2025
Profit before income tax consolidation	18,798	18,137
Add back consolidation eliminations	15,959	11,170
Consolidated profit before income tax and eliminations	34,757	29,307
Less: profit before income tax of the subsidiaries	(21,145)	(16,860)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	13,612	12,447
Less: income subject to final tax	(658)	(531)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	12,954	11,916
Temporary differences:
Allowance for expected credit losses	320	(98)
Deferred installation fee	-	32
Leases	(3)	(20)
Provision for employee benefits	556	24
Land rights, intangible assets, and other	(22)	22
Net periodic pension and other post-employment
benefits costs	(1,131)	(76)
Difference between accounting and tax bases
of property and equipment	(229)	(1,423)
Accrued expenses	58	-
Others	2	67
Net temporary differences	(449)	(1,472)
Permanent differences:
Net periodic post-retirement health care benefit costs	196	184
Donations	76	89
Employee benefits	11	5
Expense related to income subject to final tax	-	116
Equity in net income of associates and subsidiaries	(10,004)	(8,129)
Other expense from tax assesment result	167	-
Others	319	82
Net permanent differences	(9,235)	(7,653)
Taxable income of the Company	3,270	2,791
Current corporate income tax expense	621	530
Final income tax expense	61	82
Total current income tax expense of the Company	682	612
Current income tax expense of the subsidiaries	4,050	3,510
Total current income tax expense	4,732	4,122

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

d.	The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2026	2025
Profit before income tax consolidation	18,798	17,517
Less consolidated income subject to final tax - net	(1,329)	(4,555)
	17,469	12,962

Income tax expense calculated at the Company’s
applicable statutory tax rate	3,319	2,463
Difference in applicable statutory tax rate for
subsidiaries	490	311
Non-deductible expenses	94	777
Final income tax expense	59	82
Deferred tax adjustment	176	(1)
Unrecognized deferred tax	2	13
Others	452	248
Net income tax expense	4,592	3,893

In Law No. 7 of 1983 concerning Income Tax as amended several times, most recently by  Law No. 6 of 2023 concerning Stipulation of Government Regulations in Lieu of Law No. 2 of 2022 concerning Job Creation becomes Law, Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 fiscal year, and in article 17 paragraph (2b) stipulates that for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company applied the tax rate of 19% for the six months period ended June 30, 2026 and for the year ended December 31, 2025. The subsidiaries applied the tax rate of 22% for the six months period ended June 30, 2026 and for the year ended December 31, 2025.

e.	Tax assessments

(i)	The Company

In June 2025, the Company received a number of tax assessments resulting from the 2023 tax audit. In August 2025, from all tax assessments, the Company received a net refund amounting to Rp589.1 billion after deducting other types of tax collection letters and assessments. In August 2025, the Company received a Tax Underpayment Assessment Letters (“SKPKB”) of VAT audit results for 2022 fiscal year amounting to Rp10.1 billion (including tax fine).

In August 2025, the Company received a Field Audit Notification Letter for all 2024 taxes.

In October 2025, the Company received a tax approval decision letter rejecting the Company's application for approval of the 2019 and 2020 tax assessments amounting of Rp35.7 billion. The Company is currently in the process of appealing the 2019 and 2020 tax assessments. As of the issuance of these consolidated financial statements, the tax audit process for the 2024 tax year and the appeal process for the 2019 and 2020 tax assessments are still ongoing.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

In April 2026, the Company received several tax assessment notices resulting from the tax audit for the 2024 tax year. In May 2026, the Company received a total net refund amounting to Rp756.4 billion, after deductions for outstanding claims and tax assessments. This 2026 tax refund was not remitted to the Company’s bank account but was instead credited to the coretax deposit balance for use in settling tax payments for subsequent periods.

(ii)	Telkomsel

As of June 30, 2026, Telkomsel has a number of tax assessments that are in the appeal process. The details of claims for tax refund, both associated with tax assessments or that have not been determined by the Tax Authority, including tax assessment exposure that are not accompanied by tax claims by Telkomsel, are as follows:

	June 30, 2026
	Objection	Appeal	Judicial Review	Others	Total
Claims for tax refund which are not yet
confirmed by the Tax Authority
Telkomsel
Corporate Income Tax
2025 fiscal year	-	-	-	261	261
Subsidiaries
VAT
2025 fiscal year	-	-	-	41	41
Withholding tax
2025 fiscal year	-	-	-	1	1

Tax assessment with claims for
tax refund
Corporate Income Tax
2024 fiscal year	-	-	-	791	791
2014 fiscal year	-	-	55	-	55
Witholding tax
2015 fiscal year	-	-	-	0	0
	-	-	55	1,094	1,149
Tax assesment with no associated
claims for tax refund
Corporate Income Tax
2024 fiscal year	388	-	-	-	388
2023 fiscal year	1,623	-	-	-	1,623
Withholding tax
2023 fiscal year	12,844	-	-	-	12,844
	14,855	-	-	-	14,855

On October 6, 2025, Telkomsel received Underpayment Tax Assessment Letters for Article 23 Income Tax and Corporate Income Tax for the 2023 fiscal year, amounting to Rp12,844 billion (including penalties of Rp3,823 billion) and Rp1,623 billion (incuding penalties of Rp445 billion), respectively.

The underpayment of Income Tax Article 23 for the 2023 fiscal year related to the transfer of the IndiHome consumer business from the Company and the accompanying supporting transactions. Telkomsel believes that the Tax Authority's claim to remeasure the difference between the book value and the transaction value of the business transfer as the object of determining the underpayment of Income Tax Article 23 is inadequately justified.

For the underpayment of Corporate Income Tax for the 2023 fiscal year related to the transaction value of the IndiHome business segment operational activities between Telkomsel and the Company, a fair value has been used. Telkomsel has strong technical arguments to support its tax position and believes it has complied with applicable tax laws and regulations.

Telkomsel filed an objection with the Tax Authorities on December 10, 2025. As of the completion date of these consolidated financial statements, the results of the objection have not been received.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

f.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

	Deferred tax asset and liabilities		(Charged) credited to
	in financial position		profit or loss
	June 30, 2026	December 31, 2025	2026	2025

The Company
Allowance for expected credit losses	779	718	61	(19)
Net periodic pension and other
post-employment benefit costs	786	1,001	(215)	(14)
Difference between accounting and tax
bases of property and equipment	2,436	2,519	(83)	(164)
Provision for employee benefits	405	298	107	5
Deferred installation fee	1,173	19	-	6
Land rights, intangible assets and others	43	47	(4)	4
Accrued expenses	(4)	-	12	13
Leases	-	1	(1)	(4)
Others	79	78	-	-
Total deferred tax assets - net	5,697	4,681	(123)	(173)
Telkomsel
Provision for employee benefits	1,683	1,698	(15)	103
Allowance for expected credit losses	755	571	184	121
Leases	249	15	234	178
Contract liabilities	351	399	(48)	34
Fair value measurement of financial
instruments	(8)	(8)	-	-
Difference between accounting and tax bases of
property and equipment	(856)	(857)	1	(38)
License amortization	(219)	(195)	(24)	(16)
Contract costs	(11)	(6)	(5)	10
Other financial instruments	(237)	(270)	33	(32)
Deferred tax assets (liabilities) of Telkomsel - net	1,707	1,347	360	360
Deferred tax assets of the other subsidiaries - net	582	575	-	(1)
Deferred tax liabilities of the other subsidiaries - net	(2,494)	(1,233)	(97)	43
Deferred tax expense (benefit)			140	229
Total deferred tax assets - net	7,986	6,603
Total deferred tax liabilities - net	(2,494)	(1,233)

As of June 30, 2026 and December 31, 2025, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities are not recognized were Rp58,377 billion and Rp28,516 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

g.Administration

In December 2024, the Government issued Decree of the Minister of Finance Number 465 of 2024 concerning the Implementation of the Core System of Tax Administration and Regulation of the Minister of Finance concerning Tax Provisions in the Framework of Implementing the Core System of Tax Administration No. 81 of 2024. In order to realize the aspect of justice in society, at the end of December 2024 the Government issued Regulation of the Minister of Finance  Number 131 of 2024 concerning Value Added Tax Treatment on Imports of Taxable Goods, Delivery of Taxable Goods, Delivery of Taxable Services, Utilization of Intangible Taxable Goods from Outside the Customs Area within the Customs Area, and Utilization of Taxable Services from Outside the Customs Area within the Customs Area (PMK 131/2024) which is effective as of January 1, 2025. PMK 131/2024 regulates that on the Import and/or delivery of Taxable Goods within the Customs Area by Entrepreneurs other than Taxable Goods classified as luxury, delivery of Taxable Services within the Customs Area by Entrepreneurs, utilization of Intangible Taxable Goods from outside the Customs Area within the Customs Area, utilization of Taxable Services from outside the Customs Area within the Customs Area, Tax is payable VAT is calculated by multiplying the 12% (twelve percent) rate by the Taxable Base, which is another value.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

27.	TAXATION (continued)

g.Administration (continued)

The issuance of PMK 131/2024 is in accordance with Law Number 7 of 2021 concerning the Harmonization of Tax Regulations (HPP Law), which stipulates that a VAT rate of 12% will be implemented no later than January 1, 2025. In February 2025, the Government issued Minister of Finance Regulation Number 11 of 2025 concerning Provisions on Other Values as Taxable Bases and Certain Amounts of Value Added Tax. The Company ensures coordination with relevant units, the IT Team and tax authorities to ensure smooth tax administration processes conducted through the Tax Administration Core System application, as well as the provisions for using other values as VAT Taxable Bases.

In response to the implementation of the Organisation for Economic Co-operation and Development (“OECD”) Pillar Two framework, on December 31, 2024, Indonesian Government implemented Pillar Two framework through Regulation of the Minister of Finance No. 136/2024 (PMK 136/2024). The Pillar Two model rules as implemented under PMK 136/2024 which came into effect on January 1, 2025.

PMK 136/2024 applies new taxing mechanisms under which a Multinational Enterprises (“MNE”) would pay a top-up tax in a jurisdiction whenever the effective tax rate, determined on a jurisdictional basis under the Pillar Two rules is below a 15% minimum rate. PMK 136/2024 sets out the mechanics for determining which entity or entities in an MNE Group should apply the top-up tax and the portion of such tax that is charged to each relevant entity.

The Group has conducted an analysis based on applicable tax regulations and identified potential top-up tax for constituent entities operating in the jurisdiction of Timor Leste. The Group believes, based on the results of the analysis, that the impact of these potential top-up tax is not material to the consolidated financial statements for the year ended December 31, 2025.

Related to the implementation of the provisions of Article 222 of the Minister of State-owned Enterprise Regulation Number PER-2/MBU/03/2023 concerning Guidelines for Governance and Significant Corporate Activities of State-owned Enterprise. State-owned enterprise is required to convey the realization of contributions to the state. Details of contributions to the state as of  June 30, 2026 are as follow:

June 30, 2026
Tax
Income tax	7,774
VAT and VAT on luxury goods	6,234
Import/exit duties, customs, and stamp duties	1
Regional taxes and levies, including
property tax for urban and rural	59
Total tax contribution	14,068

Non-tax contribution
Dividend	-
Other non-tax contribution	3,599
Total other non-tax contribution	3,599

Total contribution to the state	17,667

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

28.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company amounting to Rp10,623 billion and Rp10,473 billion by the weighted average number of shares outstanding during the year totaling to 98,815,834,912 and 99,062,216,600 shares for the six months period ended June 30, 2026 and 2025, respectively.The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the period.

Basic earnings per share amounting to Rp107.50 and Rp105.72 (in full amount) for the six months period ended June 30, 2026 and 2025, respectively. The Company does not have potentially dilutive financial investments for the six months period ended June 30, 2026 and 2025, respectively.

29.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 10 dated June 8, 2026, the Company’s stockholders approved the distribution of cash dividend for 2025 amounting to Rp21,999 billion (Rp223,17 per share). The Company paid cash dividend on July 10, 2026.

Pursuant to the AGM of Stockholders of the Company stated in Notarial Deed No. 52 dated   May 27, 2025 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend for 2024 amounting to Rp21,047 billion (Rp212.47 per share). The Company paid cash dividend on June 19, 2025.

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of June 30, 2026 and  December 31, 2025 is Rp15.337 billion, respectively.

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	June 30, 2026	December 31, 2025
Pension benefit and other post-employment
benefit obligations
Pension benefit program
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	3,545	3,725
Additional pension benefit obligation	30a.i.a.ii	40	42
The Company - unfunded	30a.i.b	165	216
Telkomsel	30a.ii	5,831	5,978
Projected pension benefit obligations		9,581	9,961
Net periodic post-employment health care
benefit	30b	1,904	1,708
Other post-employment benefit	30c	152	187
Long service employee benefit	30d	1	1
Obligation under the Labor Law	30e	1,217	1,139
Total		12,855	12,996

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows (continued):

	Notes	2026	2025
Pension benefit cost
The Company - funded	30a.i.a
Defined pension benefit obligation	30a.i.a.i	152	215
Additional pension benefit obligation	30a.i.a.ii	2	1
The Company - unfunded	30a.i.b	(35)	12
Telkomsel	30a.ii	371	342
Total periodic pension benefit cost	24	490	570
Net periodic post-employment health care
benefit cost	24,30b	196	188
Other post-employment benefit cost	24,30c	6	9
Long service employee benefit cost	24,30d	0	0
Labor Law employee benefit cost	24,30e	104	97
Total		796	864

The following table presents the changes in projected pension benefit obligation and post-employment  health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of June 30, 2026 and December 31, 2025, under the defined benefit pension plan:

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2026	23,129	(19,404)	6,687	(709)	14,950	(13,242)	11,411

Service costs	73	-	182	-	-	-	255
Interest costs (income)	721	(611)	188	-	494	(436)	356
Plan administration cost	(58)	58	-	1	-	138	139
Cost recognized in the consolidated
statement of profit or loss	736	(553)	370	1	494	(298)	750

Actuarial (gain) loss on:
Changes in financial assumptions	(1,911)	-	-	-	(1,245)	-	(3,156)
Return on plan assets
(excluding amount included in
net interest expense)	-	1,911	-	-	-	1,245	3,156
Cost recognized in OCI	(1,911)	1,911	-	-	(1,245)	1,245	-

Employer’s contributions	-	(363)	-	(518)	-	-	(881)
Pension plan participants’ contributions	4	(4)	-	-	-	-	-
Benefits paid from plan assets	(944)	944	-	-	(313)	313	-
Benefits paid by employer	(16)	16	-	-	-	-	-
Balance, June 30, 2026	20,998	(17,453)	7,057	(1,226)	13,886	(11,982)	11,280
Projected pension benefit
obligation at end of period	3,545		5,831		1,904		11,280

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The following table presents the changes in projected pension benefit obligation and post-employment  health care benefit obligations, changes in pension benefit and post-employment health care benefit plan assets, funded status of the pension plan and post-employment health care benefit plan, and net amount recognized in the consolidated statements of financial position as of June 30, 2026 and December 31, 2025, under the defined benefit pension plan (continued):

	Funded				Post-employment
	Defined pension benefit obligation				health care benefit
	The Company		Telkomsel		The Company
					Projected
	Projected		Projected		post-employment	Post-employment
	pension	Pension	pension	Pension	health care	health care
	benefit	benefit	benefit	benefit	benefit	benefit
	obligations	plan assets	obligations	plan assets	obligation	plan assets	Total
Balance, January 1, 2025	22,377	(18,834)	6,089	(1,139)	14,152	(12,602)	10,043

Service costs	177	-	332	-	-	-	509
Past service costs	-	-	294	-	-	-	294
Interest costs (income)	1,500	(1,271)	406	(55)	970	(862)	688
Plan administration cost	(110)	110	-	1	-	173	174
Cost recognized in the consolidated
statement of profit or loss	1,567	(1,161)	1,032	(54)	970	(689)	1,665

Actuarial (gain) loss on:
Experience adjustments	(17)	-	(187)	-	(66)	-	(270)
Changes in demographic assumptions	(1)	-	-	-	0	-	(1)
Changes in financial assumptions	1,053	-	261	-	478	-	1,792
Return on plan assets
(excluding amount included in
net interest expense)	-	(654)	-	3	-	(535)	(1,186)
Cost recognized in OCI	1,035	(654)	74	3	412	(535)	335

Employer’s contributions	-	(605)	-	(27)	-	-	(632)
Pension plan participants’ contributions	10	(10)	1	(1)	-	-	-
Benefits paid from plan assets	(1,843)	1,843	-	-	(584)	584	-
Benefits paid by employer	(17)	17	(288)	288	-	-	-
Past benefits paid by employer	-	-	(221)	221	-	-	-
Balance, December 31, 2025	23,129	(19,404)	6,687	(709)	14,950	(13,242)	11,411
Projected pension benefit
obligation at end of year	3,725		5,978		1,708		11,411

The following table presents the changes in unfunded projected pension benefit obligations, additional pension benefit obligations, other post-employment benefit obligations and obligations under the Labor Law, changes in additional pension benefit plan assets, and net amount recognized in the consolidated statements of financial position as of June 30, 2026 and December 31, 2025, under the defined benefit pension plan:

					The Company
	The Company				and its subsidiaries
	Additional		Other post-	Long service	Obligations
	pension benefit		employment benefit	employee	under
	obligations	Unfunded	obligations	benefit	the Labor Law	Total
Balance, January 1, 2026	42	216	187	1	1,139	1,585

Service costs	0	4	2	0	85	91
Past service costs	-	(45)	(1)	-	-	(46)
Interest costs	2	6	5	-	19	32
Cost recognized in the consolidated
statement of profit or loss	2	(35)	6	-	104	77

Benefits paid by employer	(4)	(16)	(41)	0	(26)	(87)
Balance, June 30, 2026	40	165	152	1	1,217	1,575

					The Company
	The Company				and its subsidiaries
	Additional		Other post-	Long service	Obligations
	pension benefit		employment benefit	employee	under
	obligations	Unfunded	obligations	benefit	the Labor Law	Total
Balance, January 1, 2025	42	215	175	1	1,064	1,497

Service costs	0	10	5	1	134	150
Past service costs	-	-	-	-	(10)	(10)
Interest costs	3	15	12	-	68	98
Cost recognized in the consolidated
statement of profit or loss	3	25	17	1	192	238

Actuarial (gain) loss recognized in OCI	1	(14)	6	-	(5)	(12)
Benefits paid by employer	(4)	(10)	(11)	(1)	(68)	(94)
Divestment	-	-	-	-	(44)	(44)
Balance, December 31, 2025	42	216	187	1	1,139	1,585

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The components of net periodic pension benefit cost for the six months period ended June 30, 2026 and 2025 are as follows:

								The Company
	The Company						Telkomsel	and its subsidiaries
				Post-	Other
	Defined	Additional		employment	post-	Long	Defined
	penison	pension		health care	employment	service	penison	Obligations
	benefit	benefit		benefit	benefit	employee	benefit	under
2026	obligations	obligations	Unfunded	cost	obligations	benefit	obligations	the Labor Law	Total
Service costs	73	0	4	-	2	0	182	85	346
Past service costs	-	-	(45)	-	(1)	-	-	-	(46)
Interest costs	110	2	6	58	5	-	188	19	388
Plan administration cost	-	-	-	138	-	-	1	-	139
Net periodic pension benefit cost	183	2	(35)	196	6	0	371	104	827
Additional welfare benefits	16	-	-	-	-	-	-	-	16
Amount charged to subsidiaries	-	-	-	-	-	-	-	-
under contractual agreements	(47)	-	-	-	-	-	-	-	(47)
Net periodic pension benefit
cost less charged
to subsidiaries	152	2	(35)	196	6	0	371	104	746

								The Company
	The Company						Telkomsel	and its subsidiaries
				Post-	Other
	Defined	Additional		employment	post-	Long	Defined
	penison	pension		health care	employment	service	penison	Obligations
	benefit	benefit		benefit	benefit	employee	benefit	under
2025	obligations	obligations	Unfunded	cost	obligations	benefit	obligations	the Labor Law	Total
Service costs	93	0	5	-	3	0	164	82	347
Interest costs	114	1	7	54	6	-	178	15	375
Plan administration cost	-	-	-	130	-	-	0	-	130
Net periodic pension benefit cost	207	1	12	184	9	0	342	97	852
Additional welfare benefits	17	-	-	-	-	-	-	-	17
Amount charged to subsidiaries
under contractual agreements	(9)	-	-	4	-	-	-	-	(5)
Net periodic pension benefit
cost less charged
to subsidiaries	215	1	12	188	9	0	342	97	864

a.	Pension benefit program

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp363 billion and Rp605 billion, for the six months period ended June 30, 2026 and for the year ended December 31, 2025, respectively.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

As of June 30, 2026 and December 31, 2025, plan assets consist of:

	June 30, 2026		December 31, 2025
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	895	-	1,255	-
Equity instruments:
Financials	780	-	1,004	-
Consumer non-cyclicals	283	-	325	-
Basic material	254	-	383	-
Infrastructures	278	-	431	-
Energy	138	-	175	-
Technology	72	-	91	-
Industrials	196	-	268	-
Consumer cyclicals	61	-	60	-
Properties and real estate	50	-	75	-
Healthcare	96	-	141	-
Transportation and logistic	4	-	7	-
Equity-based mutual fund	46	-	74	-
Fixed income instruments:
Corporate bonds	-	1,906	-	2,031
Government bonds	10,684	-	11,191	-
Index mutual funds	10	-	14	-
Medium-term notes ("MTN")	-	102	-	105
Asset-backed securities ("EBA")	-	5	-	5
Sukuk	-	923	-	980
Non-public equity:
Direct placement	-	359	-	359
Property	-	204	-	204
Others	-	384	-	495
Total	13,847	3,883	15,494	4,179

Pension plan assets include Series B shares issued by the Company with fair values totaling to Rp159 billion and Rp256 billion, representing 0.91% and 1.32% of total plan assets as of June 30, 2026 and December 31, 2025, respectively, and bonds issued by the Company with fair value totaling to Rp231 billion and Rp248 billion representing   1.32% and 1.28% of total plan assets as of June 30, 2026 and December 31, 2025, respectively.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(1,309) billion and Rp1,924 billion for the six months period ended June 30, 2026 and for the year ended December 31, 2025, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (“FSR”) is above 105%. Based on Dapen’s financial statements as of December 31, 2025 and 2024, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

Based on the Company Regulations issued on September 30, 2022, regarding the Pension Fund Regulations from the Telkom Pension Fund, the Company stipulates those retirees who quit other than because of Disciplinary Punishment, Early Retirement, and at their own request and receive Pension Benefits of less than  Rp1 million per month are given increase in monthly Pension Benefits to Rp1 million. In 2025 and 2024, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp16 billion and Rp17 billion, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2025 and 2024, with reports dated April 15, 2026, and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for  December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.50%	7.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company Regulations issued on September 30, 2022, regarding the Regulations on Pension Funds from Telkom Pension Funds, the Company organizes a Defined Contribution Other Benefit Program (“PMLIP”) in the form of Additional Benefits. PMLIP participants are entitled to receive Periodic Pension Benefits every month in accordance with the provisions in the Pension Fund Regulations. Additional Benefit Funds are sourced from Employer Additional Benefit contributions and provision for investment development proceeds if the FSR is achieved above 102% and the rate of Return on Investment (“ROI”) is above the actuarial interest rate for funding. The employer's additional benefit contribution for each PMLIP participant is set at  Rp120 thousand for a 12-month contribution period which is calculated proportionally according to the amount received.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(ii)	Additional pension benefit obligation (continued)

The actuarial valuation for additional pension benefit plan was performed based on the measurement date as of December 31, 2025 and 2024, with reports dated  April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for  December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.50%	7.00%
Indonesian mortality table	2019	2019

Additional pension benefit obligation has been set aside since 2018 according to the approval by the Oversight Board. As of December 31, 2025, there are no additional obligations set aside because the requirements for recognizing additional benefits as mentioned above have not been fulfilled.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees. The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp29 billion and Rp48 billion, for the six months period ended June 30, 2026 and for the year ended December 31, 2025, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning  February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as  pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The actuarial valuation for the unfunded defined benefit pension plan was performed, based on the measurement date as of December 31, 2025 and 2024, with reports dated April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary as of December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.25%	7.00%
Rate of compensation increases	6.00%-8.00%	6.00%-8.00%
Indonesian mortality table	2019	2019

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit program (continued)

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by  PT Asuransi Jiwasraya (Persero) (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking responsibility for the full amount of the contributions.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the Cash Value (“CV”) at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by PT Asuransi Jiwa IFG (“IFG Life”) when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. As of November 30, 2023, the cash fund had been completely taken over by IFG Life with no changes was applied to the terms of the plan and cash value being transferred at the transfer date, and accordingly, the restructuring agreement was terminated.

On June 27, 2023, the Company and Telkomsel signed an agreement regarding Dapen to appoint Telkomsel as a Partner of the Company as the sole Founder, which resulted in rights and obligations to Telkomsel as governed in the Pension Fund Agreement effective from the business transfer of IndiHome consumer business segment to Telkomsel.

Effective from the business transfer of IndiHome consumer business segment to Telkomsel, Telkomsel sponsors a defined benefit pension plan for transferring employees hired prior to  July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Dapen. Dapen is managed in accordance with the Pension Fund and Investment Directives Regulations, which is determined by the Company as the Founder and is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board, appointed by the Founder.

The pension benefits are paid based on the participating employee’s latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% of their basic salaries to the pension fund. Telkomsel’s contribution to the pension fund for the year ended December 31, 2025 was amounting to Rp518 billion (2025: Rp27 billion).

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2025 and 2024 with reports dated April 15, 2026 and March 19, 2025, respectively, by KKA Halim and Partner, an independent actuary in association with Milliman. The principal actuarial assumptions used by the independent actuary as of December 31, 2025 and 2024, are as follows:

	2025	2024
Discount rate	6.30%	7.10%
Rate of compensation increases	7.00%-8.00%	7.25%-8.00%
Indonesian mortality table	2019	2019

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from  November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the six months period ended June 30, 2026 and for the years ended December 31, 2025. As of June 30, 2026 and December 31, 2025, plan assets consists of:

	June 30, 2026		December 31, 2025
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	415	-	700	-
Equity instruments:
Financials	784	-	983	-
Consumer non-cyclicals	256	-	300	-
Basic material	227	-	276	-
Infrastructures	365	-	500	-
Energy	158	-	238	-
Technology	44	-	62	-
Industrials	171	-	296	-
Consumer cyclicals	90	-	95	-
Properties and real estate	51	-	79	-
Healthcare	68	-	99	-
Transportation and logistic	1	-	3	-
Equity-based mutual funds	247	-	326	-
Fixed income instruments:
Government obligations	2,348	-	2,321	-
Corporate obligations	560	-	447	-
Fixed income mutual funds	5,656	-	5,972	-
Exchange Traded Fund ("ETF")	43	-	35	-
Unlisted shares:
Private placement	-	522	-	535
Total	11,484	522	12,732	535

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totaling Rp172 billion and Rp251 billion, representing 1.43% and 1.89% of total plan assets as of  June 30, 2026 and December 31, 2025, respectively. Bonds issued by The Company with a fair value of Rp92 billion and Rp99 billion each represent 0.77% and 0.74% of total assets as of  June 30, 2026 and December 31, 2025. The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(857) billion and Rp1,397 billion for the six months period ended June 30, 2026 and for the year ended December 31, 2025, respectively.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2025 and 2024, with reports dated April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.75%	7.00%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Indonesian mortality table	2019	2019

c.	Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2025 and 2024, with reports date April 15, 2026 and March 19, 2025, respectively, by KKA I Gde Eka Sarmaja, FSAI. The principal actuarial assumptions used by the independent actuary for December 31, 2025 and 2024 are as follows:

	2025	2024
Discount rate	6.00%	7.00%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The Company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of June 30, 2026 and December 31, 2025 amounted to Rp1 billion and  Rp1 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp0 billion and Rp0 billion the six months period ended June 30, 2026 and 2025, respectively.

e.	Obligation under the Labor Law

Under Law No. 11 Year 2020, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of June 30, 2026 and December 31, 2025 amounted to Rp1,217 billion and  Rp1,139  billion, respectively. The related pension empoyee benefits cost charged to expense amounted to Rp104 billion and Rp97 billion for the six months period ended June 30, 2026 and 2025, respectively.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for June 30, 2026 and December 31, 2025 are as follows:

	Expected Benefits Payment
	The Company
	Funded				Post-	Other
	Defined	Additional			employment	post-	Obligation
	pension benefit	pension benefit			health care	employment	under
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits	the Labor Law

June 30, 2026
Within next 10 years	19,180	34	236	6,688	8,341	159	1,847
Within 10-20 years	14,464	27	95	9,486	13,671	119	5,030
Within 20-30 years	8,069	13	195	5,080	13,558	60	3,243
Within 30-40 years	2,667	4	6	77	7,185	1	238
Within 40-50 years	430	1	-	-	1,800	-	-
Within 50-60 years	26	-	-	-	281	-	-
Within 60-70 years	0	-	-	-	52	-	-
Within 70-80 years	-	-	-	-	5	-	-

Weighted average
duration of DBO	8.11 years	8.11 years	6.28 years	10 years	16.34 years	5.04 years	11.35 years

December 31, 2025
Within next 10 years	20,124	38	253	6,688	8,654	200	1,848
Within 10-20 years	14,464	27	95	9,486	13,671	119	5,030
Within 20-30 years	8,069	13	195	5,080	13,558	60	3,243
Within 30-40 years	2,667	4	6	77	7,185	1	238
Within 40-50 years	430	1	-	-	1,800	-	-
Within 50-60 years	26	-	-	-	281	-	-
Within 60-70 years	-	-	-	-	52	-	-
Within 70-80 years	0	-	-	-	5	-	-

Weighted average
duration of DBO	8.11 years	8.11 years	6.28 years	10 years	16.34 years	5.04 years	11.35 years

g.	Sensitivity Analysis

As of June 30, 2026 and December 31, 2025, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
June 30, 2026
Funded:
Defined pension benefit obligation	(1,713)	2,003	126	(122)
Unfunded	(8)	9	9	(9)
Telkomsel	(492)	558	595	(534)
Post-employment health care benefits	(1,822)	2,220	2,118	(1,775)
Other post-employment benefits	(8)	8	3	(3)
Obligation under the Labor Law	(93)	100	137	(126)

December 31, 2025
Funded:
Defined pension benefit obligation	(1,885)	2,205	139	(134)
Unfunded	(10)	11	12	(11)
Telkomsel	(492)	558	595	(534)
Post-employment health care benefits	(1,738)	2,118	2,020	(1,693)
Other post-employment benefits	(9)	10	3	(3)
Obligation under the Labor Law	(93)	100	135	(124)

The sensitivity analysis was determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

30.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis (continued)

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

31.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation  using the Projected Unit Credit method amounted to Rp1,356 billion and Rp1,308 billion as of  June 30, 2026 and December 31,  2025, respectively. The related benefit costs charged to expense amounted Rp155 billion and Rp161 billion for the six months period ended June 30, 2026 and 2025, respectively (Note 24).

32.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts or transactions with related parties

Details of the nature of relationships and accounts or transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts or transactions
The Government
Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, consultant expenses, medical expenses, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Perusahaan Listrik Negara (Persero) (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
Bahana TCW	Entity under common control	Mutual funds
Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Other state-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
PT Fintek Karya Nusantara (“Finarya”)	Associated company	Marketing expenses and distribution of SIM cards and pulse reload voucer
PT Kereta Cepat Indonesia China (“KCIC”)	Other related entities	Other telecommunication service revenue
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts or transactions with related parties (continued)

The outstanding balances of trade receivables and payables as of June 30, 2026 and  December 31, 2025 are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of  June 30, 2026 and December 31, 2025, the Group recorded an increase (decrease) of impairment loss from trade receivables of related party amounted to Rp(65) billion and Rp(29) billion, respectively.

b.	Significant transactions with related parties

The following table presents significant transactions with related parties:

	2026		2025
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	139	0.18	105	0.14
Entities under common control
Indosat	1,112	1.47	1,198	1.64
Pertamina	330	0.43	328	0.45
BNI	276	0.36	329	0.45
Bank Mandiri	147	0.19	100	0.14
BRI	146	0.19	161	0.22
Others (each below Rp100 billion)	269	0.35	332	0.45
Sub-total	2,280	2.99	2,448	3.35
Other related entities	140	0.18	87	0.12
Associated companies	2	0.00	3	0.00
Total	2,561	3.35	2,643	3.61

	2026		2025
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	1,478	2.66	1,440	2.68
Indosat	264	0.47	308	0.57
Others (each below Rp100 billion)	92	0.17	150	0.28
Sub-total	1,834	3.30	1,898	3.53
Other related entities
Padi UMKM	185	0.33	173	0.32
Others	28	0.05	30	0.06
Sub-total	213	0.38	203	0.38
Associated companies	53	0.10	37	0.07
Total	2,100	3.78	2,138	3.98

	2026		2025
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	169	22.68	204	23.00
Total	169	22.68	204	23.00

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

The following table presents significant transactions with related parties (continued):

	2026		2025
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Entities under common control
State-owned banks	514	24.72	637	24.06
Total	514	24.72	637	24.06

	2026		2025
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipment
Entities under common control	-	-	23	0.24
Total	-	-	23	0.24

	2026		2025
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies	42	0.06	32	0.04
Total	42	0.06	32	0.04

c.	Balance of accounts with related parties

The following table presents significant transactions with related parties:

	June 30, 2026		December 31, 2025
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	44,502	14.68	27,231	9.46
Other current financial
asset (Note 4)	1,119	0.37	642	0.22
Trade receivables
(Note 5)	1,945	0.64	2,040	0.71

Contract assets
Majority stockholder
Ministry of Finance	43	0.01	94	0.03
Entities under common control	200	0.07	210	0.07
Associated companies	1	0.00	1	0.00
Other related entities	4	0.00	4	0.00
Total	248	0.08	309	0.10

Other current asset	163	0.05	151	0.05
Other non-current asset	4	0.00	7	0.00

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

The following table presents significant transactions with related parties (continued):

	June 30, 2026		December 31, 2025
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 15)
Majority stockholder
Ministry of Finance	-	-	7	0.01
Entities under common control
State-owned enterprises	187	0.11	281	0.20
Indosat	159	0.09	200	0.15
Sub-total	346	0.20	481	0.35
Associated companies	11	0.01	3	0.00
Other related entities	106	0.06	80	0.06
Total	463	0.27	571	0.42
Accrued expenses
Entities under common control
State-owned enterprises	283	0.17	279	0.20
State-owned banks	61	0.04	58	0.04
Others	2	0.00	1	0.00
Sub-total	346	0.21	338	0.24
Associated companies	7	0.00	7	0.01
Total	353	0.21	345	0.25
Contract liabilities
Majority stockholder
Ministry of Finance	55	0.03	58	0.04
Entities under common control
State-owned enterprises	648	0.39	698	0.51
Others	1	0.00	1	0.00
Sub-total	649	0.39	699	0.51
Associated companies	8	0.00	5	0.00
Other related entities
KCIC	934	0.56	1,023	0.75
Others	11	0.01	8	0.01
Sub-total	945	0.57	1,031	0.76
Total	1,657	0.99	1,793	1.31
Customer deposits	19	0.01	19	0.01
Short-term bank loans (Note 18)	4,707	2.80	1,490	1.09
Long-term bank loans (Note 19b)	21,021	12.49	22,717	16.55

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

32.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties

Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as enabling Indosat’s mobile customers to access the Company’s International Direct Dialing (“IDD”) service by dialing “007”.

Indosat's owner, Ooredoo, has merged with Tri, CK Hutchison Holdings (“CKHH”) by merging their companies into Indosat Ooredoo Hutchison. With this merger and the latest MoCI Regulation  No. 5 of 2021, the Company has amended the interconnection cooperation agreement for fixed-line networks (local, Sambungan Langsung Jarak Jauh ("SLJJ"), and international) and mobile networks on May 30, 2023 in order to implement cost-based tariff obligations based on the 2014 Interconnection Offering Document.

The Company also provides leased lines to Indosat and its subsidiaries, namely PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

e.	Remuneration of key management and supervisory personnel

Key management personnel consists of the Board of Directors of the Company and supervisory personnel consists of the Board of Commissioners.

The Company provides remuneration in the form of salaries or honorarium and facilities to support the governance and oversight duties of the Board of Commissioners along with the leadership and management duties of the Board of Directors. Total of such remuneration is as follows:

	2026		2025
		% of total		% of total
	Amount	expenses	Amount	expenses
Directors	312	0.56%	278	0.52%
Board of Commissioners	26	0.05%	102	0.19%

The amounts disclosed in the table above are amounts recognized as general and administration expense during the reporting periods.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS

In 2025, Management changed the basis for grouping the Group’s operating segments from a Customer Facing Unit (“CFU”) based approach to a business pillar based approach. This change was made to reflect how CODM reviews the performance of operating segments and allocates resources. In connection with this change, the segment information for the prior year has been restated to conform with the presentation of segment information in the current year.

The Group has identified five reportable segments, namely B2C, B2B Infra, B2B ICT, International, and Others. There is no aggregation of operating segments in determining these reportable segments. The B2C segment comprises the provision of telecommunications services to individual and residential customers, including mobile and fixed broadband services. The B2B Infra segment comprises the provision, management, and maintenance of telecommunications infrastructure, including telecommunications towers, fiber optic networks, backbone infrastructure, data centers, and satellites. The B2B ICT segment comprises the provision of system integration services, information technology services, and digital solutions to corporate and institutional customers. The International segment comprises the provision of international connectivity and wholesale services to telecommunications operators and customers abroad. The Other segment comprises support business activities, including media and content services, business consulting and management services, trading and distribution, certain information technology services, as well as investment and other business development activities.

CODM reviews the performance of each segment based on the segment’s profit or loss, which is measured consistently with operating profit or loss in the consolidated financial statements. Segment revenues and expenses also include intersegment transactions. These transactions are eliminated upon consolidation and are determined based on prevailing market prices (on an arm’s length basis).

	2026
							Adjustment
						Total	and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	54,729	4,661	7,275	5,744	3,469	75,878	-	75,878
Inter-segment revenues	880	28,402	1,481	580	11,719	43,062	(43,062)	-
Total segment revenues	55,609	33,063	8,756	6,324	15,188	118,940	(43,062)	75,878

Segment results	15,048	8,071	678	416	(995)	23,218	(4,420)	18,798
Other information
Capital expenditures	(5,444)	(2,817)	(299)	(193)	(25)	(8,778)	(670)	(9,448)
Depreciation and amortization	(11,044)	(6,960)	(802)	(407)	(329)	(19,542)	2,339	(17,203)
Provision recognized in
current period	(901)	(61)	(206)	(29)	(67)	(1,264)	75	(1,189)

	2025
							Adjustment
						Total	and	Total
	B2C	B2B Infra	B2B ICT	International	Others	segment	elimination	consolidated
Segment results
Revenues
External revenues	52,215	4,444	7,372	5,831	3,142	73,004	-	73,004
Inter-segment revenues	1,555	23,341	1,888	758	11,197	38,739	(38,739)	-
Total segment revenues	53,770	27,785	9,260	6,589	14,339	111,743	(38,739)	73,004

Segment results	13,147	7,457	1,384	472	(2,016)	20,444	(2,927)	17,517
Other information
Capital expenditures	(4,969)	(2,629)	(460)	(135)	(95)	(8,288)	(1,185)	(9,473)
Depreciation and amortization	(10,791)	(6,272)	(1,220)	(330)	(297)	(18,910)	2,092	(16,818)
Provision recognized in
current period	(540)	(4)	(413)	(58)	15	(1,000)	30	(970)

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

33.	OPERATING SEGMENTS (continued)

Segment result reconciliation:

	2026	2025
Total segment results	23,218	20,444
Unrealized gain (loss) on changes in fair value of investments	(335)	(276)
Other income (expense) - net	(75)	243
Gain on foreign exchange - net	282	31
Finance income - net	745	887
Finance cost	(2,079)	(2,647)
Share of loss of long term investment in associates	(1)	(4)
Adjustment and inter-segment elimination	(2,957)	(1,161)
Consolidated profit before income tax	18,798	17,517

Geographic information:

	2026	2025
External revenues
Indonesia	71,195	68,030
Abroad	4,683	4,974
Total	75,878	73,004

The revenue information above is based on the location of the customers.

There are no revenue from major customer which exceeds 10% of total revenues for the six months period ended June 30, 2026 and 2025.

	June 30, 2026	December 31, 2025
Non-current operating assets
Indonesia	167,569	171,604
Abroad	3,076	3,086
Total	170,645	174,690

Non-current operating assets for segment reporting purpose consist of property and equipment and intangible assets.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government. Furthermore, these regulations were superseded by Law No. 11 Year 2020 and Government Regulation No. 46 Year 2021 where the authorised minister is able to determine the upper and/or lower tariff limits.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in MoCI Regulation No. 5/2021 dated March 31, 2021 concerning “Telecommunication Operation”. This Decree replaced the previous Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i.	Activation fee
ii.	Monthly subscription charges
iii.	Usage charges, and
iv.	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

i.	Basic telephony services tariff
ii.	Roaming tariff, and/or
iii.	Multimedia services tariff

with the following traffic structure:

i.	Activation fee
ii.	Monthly subscription charges, and/or
iii.	Usage charges

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

34.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

c.Interconnection tariffs (continued)

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal. Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS

a.	Capital expenditures

As of June 30, 2026 capital expenditures committed under the contractual arrangements are Rp13,455 billion and US$18 million.

The above balance includes the following significant agreements:

Contracting parties	Period of agreement	Significant part of the agreement
Telkomsel and PT Phincon	September 12, 2019- September 11, 2027	Development and Rollout Agreement ("DRA") and Technical Support Agreement ("TSA") Customer Relationship Management ("CRM") Solution System Integrator
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	February 1, 2021- January 31, 2027	Procurement Agreement for Radio Ultimate Solution ("ROA") and Technical Service Agreements ("TSA")
Telkomsel and PT Ericsson Indonesia	February 13, 2022- February 12, 2028	Procurement Agreement for CS Core Solution ROA
Telkomsel and PT Lintas Teknologi Indonesia	February 13, 2022- February 12, 2028	Procurement Agreement for CS Core Solution ROA
Telkomsel and PT Phincon	June 24, 2024- June 23, 2029	Agreement for the Design, Development, and Launch of the By.U Platform Solution
Telkomsel and PT Ericsson Indonesia	September 1, 2024- August 31, 2027	Procurement Agreement for Evolved Packet Core Technical Support Agreement ("EPC TSA")
Telkomsel and PT Lintas Teknologi Indonesia	September 1, 2024- August 31, 2027	Procurement Agreement for EPC TSA
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2024- October 7, 2029	Agreement Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development
TDE and PT ZTE Indonesia	October 14, 2024- October 14, 2027	Contract Agreement of General Contractor ("GC") for Delta Project Level-2 Fit Out Works
Telkomsel and PT Mahardika Teknotama Integrasi	November 1, 2024- November 1, 2027	Procurement Agreement for Fixed Broadband Core ("FBB Core")
The Company and PT Packet Systems Indonesia	December 18, 2024- December 17, 2026	Agreement Procurement and Installation for OTN Metro ("OTM") Future State Architecture ("FSA") - Platform Huawei
Telkomsel and PT Ericsson Indonesia	January 23, 2025- January 22, 2028	Procurement Agreement of Next Generation of Gateway GPRS Support Node ("GGSN") (Virtualized EPC)
Telkomsel and PT Huawei Tech Investment	March 25, 2022- March 24, 2028	Procurement Agreement for GGSN Service Complex/Policy Charging Rules Function (PCRF) Solution
TDE and PT Huawei Tech Investment	March 24, 2025- March 23, 2028	Contract Agreement of General Contractor ("GC") for Delta Project Level-3 and Level-4 Fit Out Works
Telkomsel and PT Lintas Teknologi Indonesia	April 8, 2025- April 7, 2028	Procurement Agreement of Next Generation of GGSN (Virtualized EPC)
Telkomsel and PT Cahaya Mutiara Mandiri	May 26, 2025- May 25, 2028	Procurement Agreement of Next Generation of GGSN (Virtualized EPC)
Telkomsat and PT Starlink Services Indonesia	December 22, 2025- December 31, 2026	Agreement for the Resale of Starlink Services and Equipment
The Company and PT Lintas Teknologi Indonesia	December 24, 2025- June 23, 2027	Procurement and Installation Agreement of the South Papua Submarine Cable Communication System
TIF and PT Fiberhome Technologies Indonesia	June 2, 2026- September 30, 2026	Procurement and Installation Agreement of OSP FTTH PT-2 Fixed Broadband ("FBB")

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS, AND OTHERS (continued)

b.	Borrowings and other credit facilities

(i)	As of June 30, 2026, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:
Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	March 14, 2027	Rp	2
BNI	500	March 31, 2027	Rp	63
Bank Mandiri	500	June 21, 2027	Rp	84
Total	1,500			149

The Company has sufficient bank facilities to meet their current obligations (Note 37b.v).

(ii)	As of June 30, 2026, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2028	Rp	620
BNI	2,100	May 1, 2028	Rp	1,535
Total	3,100			2,155

Bank guarantee facility with BRI and BNI are mainly for performance bond and surety bond of radio frequency (Note 35c.i).

(iii)	Telin has a bank guarantee facilities from Bank Mandiri and BRI with a maximum credit limit of US$25 million and US$5 million or equal to Rp417 billion and Rp83 billion, respectively. As of June 30, 2026, there is no bank guarantee facility used.

b.	Others

(i)	Radio frequency usage

With reference to Law No. 36 of 1999, the use of radio frequency spectrum and the cost of using radio frequency are determined by the government. With reference to the Decision Letter No. 025/TEL.01.02/2022 Year 2022 dated January 28, 2022, of the MoCI, the MoCI granted Telkomsel the rights to provide mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1,800 MHz, 2.1 GHz and 2.3 GHz; and basic telecommunication services.

With reference to Decision Letters No. 509 Year 2016, No. 1896 Year 2017, No. 806  Year 2019, No. 620 Year 2020, No. 178 Year 2021, No. 479 Year 2022, No. 90 Year 2023, and No. 188 Year 2023 of the MoCI, Telkomsel is required, among other things, to:

1.	Issue a surety bond each year amounting Rp1.028 billion for spectrum 2.3 GHz.
2.	Issue a surety bond each year amounting Rp360 billion for both spectrum 2.3 GHz Block A and C.
3.	Issue a surety bond amounting Rp617 billion for spectrum 2.1 GHz.
4.	Pay an annual right of usage (“BHP”) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year:

1.	Radio frequency for band 800 MHz, 900 MHz, and 1,800 MHz

Based on Decree No. 620 Year 2020 of the MoCI, concerning the extension of the determination of radio frequency bands 800 MHz, 900 MHz and 1,800 MHz, Telkomsel should pay annual frequency usage fees from 2020 to 2030.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(i)	Radio frequency usage (continued)

The following are radio frequency band licenses owned by Telkomsel along with the BHP fees paid during current year (continued):

2.	Radio frequency for band up to 2.1 GHz

License No.	Description
Decree No. 90 Year 2023 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	On February 27, 2023, Telkomsel was granted to utilize the annual radio frequency license for band 1,975-1,980 MHz paired with 2,165-2,170 MHz until March 18, 2033.
Decree No. 509 Year 2016 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,970-1,975 MHz paired with 2,160-2,165 MHz until March 28, 2026.
Decree No. 806 Year 2019 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	MoCI granted the extension of the radio frequency license for band 1,965-1,970 MHz paired with 2,155-2,160 MHz until September 30, 2029.
Decree No. 479 Year 2022 of the MoCI amd. Decree No. 76 Year 2023 of the MoCI	Telkomsel as the winner of auction and was granted to utilize the radio frequency license for band 1,960-1,965 MHz paired with 2,150-2,155 MHz effective from January 11, 2023 until January 10, 2033.

3.	Radio frequency for band up to 2.3 GHz

License No.	Description
Decree No. 1896 Year 2017 of the MoCI	Telkomsel was appointed to use the radio frequency license for band 2,300-2,330 Mhz until 2026.
Decree No. 178 Year 2021 of the MoCI	Telkomsel as the winner to utilize the radio frequency license for band 2,330-2,340 MHz paired with 2,340-2,350 MHz for Block A and Block C, respectively until 2030.
Decree No. 487 Year 2022 of the MoCI amd. Decree No. 92 Year 2023 of the MoCI	On November 18, 2022, Telkomsel received a right to use reallocated radio frequency license for band 2,340-2,355 MHz paired with 2,330-2,360 MHz until November 17, 2029.
Decree No. 188 Year 2023 of the MoCI	On April 18, 2023, Telkomsel was granted an approval to allocate part of the rights-of-use of 2.3 GHz radio frequency spectrum to PT Smart Telecom.

(ii)	Radio frequency spectrum cooperation agreement

The MoCI has given approval to Telkomsel for a cooperation on the use of radio frequency spectrum with KCIC through a letter No. B-171/M.KOMINFO/SP.01.01/03/2023 dated  March 17, 2023, regarding the Cooperation Agreement on the Use of Radio Frequency Spectrum in the range of 891-895 MHz paired with 936-940 MHz, with a period up to December 14, 2030.

As result from this agreement, KCIC shall pay to the Company several compensations, which are annual utilization fees totaling Rp878 billion, network recovery fee of Rp1,250 billion, as well as incremental operational and maintenance costs.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(iii)	USO

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”), now has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”) as a provider of the USO Program in the border areas with a total price of Rp261 billion. In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BAKTI to pay compensation to Telkomsel amounting to Rp218 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) and no additional payment.

The MoCI issued Regulation No. 5 Year 2021 dated March 31, 2021, which replaced previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021,  of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

(iv)Contingency

Under PSAK 237: Provisions, Contingent Liabilities And Contingent Assets, a provision should be recognized when there is a present obligation (legal or constructive) arising from a past event, an outflow of economic benefits to settle the obligation is probable (more likely than not), and the amount can be reliably estimated.

In October 2023, the Group received a document request from the U.S. Securities and Exchange Commission (“SEC”) as it relates to Telkom Infra’s involvement in a project with the Indonesian Information and Telecommunication Accessibility Agency of the Ministry of Communication and Informatics (“BAKTI Kominfo”) regarding the provision of 4G Base Transceiver Station (“BTS”) infrastructure. The SEC has since expanded its investigation to include accounting and disclosures issues relating to the Group's revenue recognition and financial reporting practices and internal control over financial reporting, as well as public reports regarding certain Indonesian legal proceedings involving the Group, certain subsidiaries and affiliates, and certain of the Group's clients and suppliers. Through the Group’s internal audit process and investigations, the Group have determined, or the Group suspect (for those projects and transactions which are still under investigation) that certain transactions lack economic substance. Beginning in May 2024, the Group also received additional requests for information from the U.S. Department of Justice (“DOJ”) focused on compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). The Group retained outside counsel and a forensic accounting firm to assist with its internal investigation into the issues being investigated by the SEC and DOJ. The Internal Investigation is substantially complete while the SEC and DOJ’s investigations remain ongoing and the Group continues to cooperate with the U.S. authorities.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(iv)Contingency (continued)

Based on the results of the Internal Investigation to date, the Group has identified that approximately 140 transactions, primarily those occurring prior to 2021 and particularly between 2016 and 2019 and relate primarily to the enterprise business segment, lacked economic substance and were not in compliance with applicable financial reporting standards as well as the Group’s policies and internal controls, resulting in an overstatement of certain financial information.

The Group does not believe that this overstatement constituted a misstatement that was quantitatively material to the Group’s consolidated financial statements for any period presented in the Group’s prior annual or interim financial statements.

The Group has encountered challenges compiling detailed historical information for  a significant portion of the 140 transactions due to the age of the transactions, accounting system challenges, and challenges related to the retention and retrieval of historical accounting support that in some cases dates back nearly 10 years. The Company has assumed that certain transactions lacked economic substance unless accounting and other supporting information was available to demonstrate otherwise.

By December 31, 2020, the vast majority of the trade receivables associated with these transactions had a full corresponding income statement provision and related allowance for expected credit losses, and therefore the net trade receivable for these transactions reflected on the Company’s Statement of Financial Positions from 2020 onward were de minimis.

The Group determined that Rp1,762 billion of gross trade receivables, and a corresponding Rp1,762 billion allowance for expected credit losses related to historical transactions that had been reviewed or were scheduled for review as part of the internal investigation, did not have a reasonable chance of recovery and therefore no longer met the criteria for presentation as trade receivables, accordingly as of December 31, 2025, these receivables were written off, as they lack economic substance and have no reasonable expectation of recovery and following the approval obtained in accordance to the applicable regulations; however, such write-off does not constitute a waiver of the Group’s collection rights.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

35.	SIGNIFICANT COMMITMENTS, AGREEMENTS AND OTHERS (continued)

c.	Others (continued)

(iv)Contingency (continued)

The Company is a state-owned enterprise, and accordingly, its receivable write-off process is subject to specific governance and regulatory requirements applicable to state-owned enterprises. Under the applicable write-off policy, receivables exceeding certain thresholds and/or receivables of certain nature require approvals from relevant authorities and/or government bodies. As such, the completion and timing of the write-off process are not solely within Management’s control, as they depend on external review and approval processes involving various governmental stakeholders.

The Group has also cooperated with Indonesian government law enforcement authorities, and has in certain instances self-reported to them various matters involving alleged or potential violations of Indonesian laws and regulations by the Group, certain subsidiaries and affiliates, including anti-corruption, alleged fraud, embezzlement, and issues associated with trade receivables, some of which are related to the above-described matters investigated by the SEC and the DOJ. The Group has implemented various remedial actions, including strengthening policies, procedures, and internal controls, as well as enhancing its compliance function and corporate governance.

For the above mentioned investigation on the Group's accounting and disclosure issues relating to revenue recognition and financial reporting practices and internal control over financial reporting, based on the Group's assessment up to the date of the issuance of the consolidated financial statements, the Group currently does not believe that the above mentioned investigation will have a material adverse effect on consolidated financial statements as of June 30, 2026 and December 31, 2025, and for the six months period ended June 30, 2026 and 2025.

As of the issuance date of the consolidated financial statements, the Group is not yet able to reliably estimate the potential loss or range of losses that may arise from the investigations by the SEC and DOJ, due to significant uncertainties regarding the final outcome, timing of resolution, and potential sanctions or other impacts.

In addition, there is a possibility that the final outcome of the ongoing investigations or the identification of additional information in the future could have a material impact on the Group’s financial position, results of operations, or cash flows.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

36.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	June 30, 2026
	U.S. Dollar	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	559.21	36.83	10,649
Other current financial assets	78.32	0.01	1,398
Trade receivables
Related parties	0.32	0.02	6
Third parties	129.04	13.53	2,548
Contract assets	4.68	-	84
Other receivables	1.61	0.92	45
Other current assets	3.57	0.34	70
Long-term investment in financial instruments	269.85	5.76	4,926
Other non-current assets	1.40	0.66	37
Total assets	1,048.00	58.07	19,763
Liabilities
Trade payables
Related parties	(0.02)	-	(1)
Third parties	(160.33)	(6.22)	(2,974)
Other payables	(4.54)	(1.63)	(111)
Accrued expenses	(10.07)	(10.89)	(380)
Customer deposits	(4.12)	(0.34)	(80)
Current maturities of long-term loans
and lease liabilities	(9.20)	(0.35)	(171)
Long-term loans and lease liabilities	(21.56)	(1.10)	(406)
Other liabilities	(0.83)	-	(14)
Total liabilities	(210.67)	(20.53)	(4,137)
Assets (liabilities) - net	837.33	37.54	15,626

	December 31, 2025
	U.S. Dollar	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	522.25	21.10	9,097
Other current financial assets	53.23	-	895
Trade receivables
Related parties	0.24	0.02	3
Third parties	144.38	11.90	2,620
Contract assets	4.42	-	75
Other receivables	0.62	-	10
Other current assets	1.45	0.35	30
Long-term investment in financial instruments	307.89	6.17	5,241
Other non-current assets	0.40	0.74	19
Total assets	1,034.88	40.28	17,990
Liabilities
Trade payables
Related parties	(0.05)	-	(1)
Third parties	(158.59)	(3.06)	(2,707)
Other payables	(19.61)	(2.17)	(365)
Accrued expenses	(11.17)	(11.08)	(373)
Customer deposits	(3.98)	(0.32)	(72)
Current maturities of long-term loans
and lease liabilities	(10.82)	(0.35)	(187)
Long-term loans and lease liabilities	(23.03)	(1.30)	(408)
Other liabilities	(0.36)	-	(6)
Total liabilities	(227.61)	(18.28)	(4,119)
Assets (liabilities) - net	807.27	22.00	13,871

*	Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS

a.	Financial assets and financial liabilities

i.	Classification

(a)	Financial assets
	June 30, 2026	December 31, 2025
Amortized cost
Cash and cash equivalents	54,579	34,228
Other current financial assets	1,919	1,326
Trade receivables	11,774	11,223
Other receivables	271	172
Other non-current assets	163	208
FVTPL
Long-term investment in financial instruments	6,561	7,254
Other current financial assets	89	94
FVTOCI
Long-term investment in financial instruments	71	27
Total financial assets	75,427	54,532

(b)	Financial liabilities

	June 30, 2026	December 31, 2025
Financial liabilities measured at amortized cost
Trade payables	13,344	16,184
Other payables	24,886	648
Accrued expenses	15,024	14,867
Customers deposits	83	52
Short-term bank loans	8,816	6,929
Bonds	2,696	2,696
Long-term bank loans	45,403	41,149
Lease liabilities	23,970	24,137
Total financial liabilities	134,222	106,662

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
June 30, 2026	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	89	89	89	-	-
Long-term investment in financial instruments	6,561	6,561	1,195	-	5,366
FVTOCI
Long-term investment in financial instruments	71	71	-	-	71
Financial liabilities at amortized cost
Interest-bearing loans:
Bonds	2,696	3,214	3,214	-	-
Long-term bank loans	45,403	45,178	-	-	45,178
Lease liabilities	23,970	23,970	-	-	23,970
Total	78,790	79,083	4,498	-	74,585

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

ii.	Fair values (continued)

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant (continued):

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2025	value	Fair value	(level 1)	(level 2)	(level 3)
FVTPL
Other current financial assets	94	94	94	-	-
Long-term investment in financial instruments	7,254	7,254	1,529	-	5,725
FVTOCI
Long-term investment in financial instruments	27	27	-	-	27
Financial liabilities at amortized cost
Interest-bearing loans:
Bonds	2,696	3,458	3,458	-	-
Long-term bank loans	41,149	40,863	-	-	40,863
Lease liabilities	24,137	24,137	-	-	24,137
Other liabilities	75	75	-	-	75
Total	75,432	75,908	5,081	-	70,827

Loss on fair value measurement recognized in consolidated statements of profit or loss for the six months period ended June 30, 2026 amounting to Rp1 billion.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the six months period ended June 30, 2026 and for the year ended December 31, 2025 are as follows:

	June 30, 2026	December 31, 2025
Beginning balance	5,752	6,557
Loss recognized in consolidated
statement of profit or loss	(1)	(103)
Purchase/addition	-	26
Settlement/deduction	(314)	(728)
Ending balance	5,437	5,752

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

a.	Financial assets and financial liabilities (continued)

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets (other non-current assets (long-term trade receivables and restricted cash)) approximate their carrying amounts as the impact of discounting is not significant.

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consists of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds and subsidiaries investments (non-listed equity investments) are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Group Financial Accounting and Treasury Unit under policies approved by the Directors. The Group Financial Accounting and Treasury Unit identifies, evaluates and hedges financial risks.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	June 30, 2026	December 31, 2025
	U.S. Dollar	U.S. Dollar
	(in billions)	(in billions)
Financial assets	1.05	1.03
Financial liabilities	(0.21)	(0.23)
Net exposure	0.84	0.80

Sensitivity analysis

A strengthening of the U.S. Dollar, as indicated below, against the Rupiah at June 30, 2026 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
June 30, 2026
U.S. Dollar (1% strengthening)	150

A weakening of the U.S. Dollar against the Rupiah at June 30, 2026, would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.	Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of June 30, 2026, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 18 and 19). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	June 30, 2026	December 31, 2025
Fixed rate borrowings	44,774	37,407
Variable rate borrowings	36,111	37,504

Sensitivity analysis for variable rate borrowings

As of June 30, 2026, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp90 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	54,579	34,228
Other current financial assets	2,008	1,420
Trade receivables	11,774	11,223
Other receivables	271	172
Other non-current assets	163	208
Total	68,795	47,251

The Group is exposed to credit risk primarily from cash and cash equivalents, trade receivables and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group Financial Accounting and Treasury Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 7.09% of trade receivables as of June 30, 2026  (2025: 7.95%).

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

37.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2030 and
	amount	cash flows	2026	2027	2028	2029	thereafter
June 30, 2026
Trade payables	13,344	(13,344)	(13,344)	-	-	-	-
Other payables	24,886	(24,886)	(24,886)	-	-	-	-
Accrued expenses	15,024	(15,024)	(15,024)	-	-	-	-
Customer deposits	83	(83)	(83)	-	-	-	-
Interest bearing loans:
Short-term bank loans	8,816	(8,816)	(8,816)	-	-	-	-
Bonds	2,696	(6,397)	(296)	(149)	(297)	(296)	(5,359)
Long-term bank loans	45,403	(51,233)	(22,179)	(4,057)	(7,482)	(6,576)	(10,939)
Lease liabilities	23,970	(28,975)	(6,945)	(1,770)	(4,050)	(3,849)	(12,361)
Total	134,222	(148,758)	(91,573)	(5,976)	(11,829)	(10,721)	(28,659)

	Carrying	Contractual					2029 and
	amount	cash flows	2025	2026	2027	2028	thereafter
December 31, 2025
Trade payables	16,184	(16,184)	(16,184)	-	-	-	-
Other payables	648	(648)	(648)	-	-	-	-
Accrued expenses	14,867	(14,867)	(14,867)	-	-	-	-
Customer deposits	52	(52)	(52)	-	-	-	-
Interest bearing loans:
Short-term bank loans	6,929	(6,929)	(6,929)	-	-	-	-
Bonds	2,696	(6,544)	(296)	(296)	(297)	(296)	(5,359)
Long-term bank loans	41,149	(45,311)	(19,003)	(7,279)	(6,357)	(5,499)	(7,173)
Lease liabilities	24,137	(29,037)	(6,844)	(4,438)	(3,604)	(3,440)	(10,711)
Other liabilities	75	(89)	(4)	(21)	(21)	(21)	(22)
Total	106,737	(119,661)	(64,827)	(12,034)	(10,279)	(9,256)	(23,265)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

38.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	June 30, 2026		December 31, 2025
	Amount	Portion	Amount	Portion
Short-term debts	8,816	4.43%	6,929	3.37%
Long-term debts	72,069	36.18%	67,982	33.07%
Total debts	80,885	40.61%	74,911	36.44%
Equity attributable to owners
of the parent company	118,333	59.39%	130,685	63.56%
Total	199,218	100.00%	205,596	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts  with new ones with have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored  by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of June 30, 2026 and December 31, 2025, respectively, were as follows:

	June 30, 2026	December 31, 2025
Total interest-bearing debts	80,885	74,911
Less: cash and cash equivalents	(54,579)	(34,228)
Net debts	26,306	40,683
Total equity attributable to owners of the parent company	118,333	130,685
Net debt-to-equity ratio	22.23%	31.13%

As stated in Note 19, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the period ended June 30, 2026 and for the year ended  December 31, 2025, the Group has complied with externally imposed capital requirements.

These consolidated financial statements are originally issued in the Indonesian language	Table of Contents

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and For the Six Months Period Then Ended (unaudited)

(Amounts in the tables are expressed in billions of Rupiah, unless otherwise stated)

39.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the six months period ended June 30, 2026 and 2025 are as follows:

	2026	2025
Acquisition of property and equipment:
Credited to trade payables	2,521	1,807
Borrowing cost capitalization	4	2

Addition of right-of-use assets:
Credited to leases (Note 12)	3,978	3,702

Acquisition of intangible assets:
Credited to trade payables	130	154

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2026	Cash flows	movement	New leases	Changes	June 30, 2026
Short-term bank loans	6,929	1,887	-	-	-	8,816
Bonds	2,696	-	-	-	-	2,696
Long-term bank loans	41,148	4,229	15	-	11	45,403
Lease liabilities	24,138	(4,338)	21	3,978	171	23,970
Total liabilities from
financing activities	74,911	1,778	36	3,978	182	80,885

40.SUBSEQUENT EVENTS

a.	Pursuant to the EGM of Shareholders Minutes Deed No. 150 dated 30 June 2026, notarized by Mala Mukti, S.H., LL.M., the shareholders approved the merger of PST and UMT into Mitratel. Mitratel had also obtained the effective statement from the Financial Services Authority (“OJK”) through Letter No. S-55/D.04/2026 dated June 26, 2026. The merger was executed based on Merger Deed No. 153 dated June 30, 2026 and was approved by the Ministry of Law and Human Rights of the Republic of Indonesia through Letter No. AHU-AH.01.09-0365315, becoming effective on July 1, 2026. From the effective date, all assets, liabilities, rights, obligations, and business activities of both entities were transferred to Mitratel as the surviving entity. As the merger became effective after the reporting date, it did not affect the amounts presented in the consolidated financial statements as of June 30, 2026.
b.	On 1 July 2026, 6 July 2026, and 22 July 2026, Telkomsel fully repaid its bank loans to BNI, Bank ANZ, and Bank Sinarmas amounting to Rp3,000 billion, Rp1,000 billion, and Rp1,000 billion, respectively.
c.	During July 2026, Telkomsel has made loan drawdowns from Bank Sinarmas, Bank ANZ, and CIMB Niaga amounting to Rp1,000 billion, respectively.
d.	On 22 July 2026, the Company received the Decision of the Head of the Large Taxpayers Regional Office of the Directorate General of Taxes No. KEP-00009/NB-CT/WPJ.19/2026, which rejected the Company's application to apply book value for the transfer of assets in connection with the business spin-off to TIF. The Company is currently evaluating the impact of the decision.
e.	Telkomsel secured a total spectrum allocation of 100 MHz, consisting of 2x10 MHz in the 700 MHz band and 80 MHz in the 2.6 GHz band, through the 2026 selection process for the allocation of the 700 MHz and 2.6 GHz radio frequency bands. Upon the expiry of the objection period for the selection results on July 14, 2026, Telkomsel was officially designated as the successful bidder for the spectrum allocation.